PURCHASE AGREEMENT

BY AND BETWEEN

ATLANTIC RESEARCH CORPORATION

AND

AEROJET-GENERAL CORPORATION

May 2, 2003

TABLE OF CONTENTS

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TABLE OF CONTENTS
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List of Schedules

List of Exhibits

PURCHASE AGREEMENT

This Purchase Agreement (this "Agreement") is made and entered into this 2nd day of May 2003 by and between Aerojet-General Corporation, an Ohio corporation ("Purchaser"), and Atlantic Research Corporation, a Delaware corporation ("ARC" or "Seller").

RECITALS

A.   Seller is engaged in, among other things, the business of manufacturing propulsion systems for missiles and space vehicles (including station keeping thrusters), certain related propellants and components, as well as the braiding of composite parts and the manufacture of automotive airbag propellants in the United States and in the United Kingdom through its Affiliate, ARC UK Limited (the "UK Company") (collectively, as operated by Seller or the UK Company, as the case may be, the "Business").

B.   Seller and its Affiliates desire to sell the Business, including substantially all of its assets, properties, rights and interests of the Business and the UK Shares as described in this Agreement and the UK Local Agreement, to Purchaser.

C.   Purchaser desires to purchase from Seller substantially all of such assets, properties, rights and interests of Seller and its Affiliates to the Business, including the UK Shares, in consideration of certain payments by Purchaser and the assumption by Purchaser of certain liabilities and obligations of the Business as described in this Agreement and the UK Local Agreement.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants, representations, warranties, conditions and agreements hereinafter set forth, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
General Provisions

1.01   **Definitions**. Terms used in this Agreement shall have the meanings ascribed to them by definition in this Agreement or on **Exhibit A**.

1.02 **Seller's Knowledge**. Whenever a representation or warranty contained in this Agreement refers to or is otherwise qualified to "Seller's Knowledge" (or words of similar import), such knowledge shall be deemed to consist of only the actual knowledge, after reasonable inquiry, of those of Seller's directors, officers and senior management employees listed on **Schedule 1.02A** of the Disclosure Package together with their titles, based upon a due diligence review and having obtained the due diligence certifications, both as described on **Schedule 1.02B** of the Disclosure Package. Seller's Knowledge shall exclude any imputed knowledge or matters which should have been known by Seller.

1.03 **Purchaser's Knowledge**. Where a representation or warranty contained in this Agreement refers to or is otherwise qualified to "Purchaser's Knowledge" (or words of similar import), such knowledge shall be deemed to consist only of the actual knowledge, after reasonable inquiry, of Purchaser's officers and senior management employees listed on **Schedule 1.03** together with their titles. Purchaser's Knowledge shall exclude any imputed knowledge or matters which should have been known by Purchaser.

1.04 **Sole Discretion**. The words "sole discretion" as used in this Agreement shall mean a determination made in a Party's sole and absolute discretion, which discretion shall not be subject to challenge for any reason whatsoever, including, without limitation, bad faith, arbitrariness or capriciousness.

1.05 **Currency Conversion**. All dollar amounts are United States Dollars and other currency amounts will translate into dollar amounts at the closing mid-point dollar spot rate applicable to that non-dollar currency at the close of business in New York on the Business Day preceding the date on which a payment is due or, if earlier, the Business Day preceding the date on which payment is made (and with respect to the Closing Balance Sheet, at the close of business on the Closing Date), as published in the Wall Street Journal.

ARTICLE II

Purchase, Sale and Related Transactions

2.01 **Purchased Assets and Assumed Liabilities**.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing and effective as of the time set forth in Section 6.02, Purchaser or its designee shall purchase and acquire from Seller or Sequa UK, and Seller shall transfer, or cause to be transferred, to Purchaser or its designee, all of Seller's or Sequa UK's, if any, right, title and interest in, to or arising under the assets, properties, rights and interests of every kind, nature and description, tangible or intangible, that are owned, used, occupied or held by or for the benefit of Seller or its Affiliates in the operation of the Business, wherever situated, including, without limitation, the assets, properties, rights and interests described in this Section 2.01(a), but excluding the Excluded Assets (such assets, properties, rights and interests collectively, excluding the Excluded Assets, the "Purchased Assets"):

> (i) the Real Property;

> (ii) the inventory owned by Seller at the Closing that is used or held for use in the operation of the Business as reflected in the Closing Balance Sheet (the "Inventory");

> (iii) the trade accounts receivable of Seller due from customers or clients of the Business including unbilled receivables, to the extent relating to the Business as reflected in the Closing Balance Sheet (the "Receivables"), but excluding any amounts due from any of Seller's Affiliates (the "Intercompany Accounts");

> (iv) subject, in regard to the Gainesville Fixed Assets, to Section 7.08, the machinery, equipment, tooling and other fixed assets owned by Seller that are used or held for use in the operation of the Business (the "Fixed Assets");

> (v) the prepaid expenses, advance payments, deposits, surety accounts, key man life insurance policies and similar assets of Seller to the extent relating to the Business and reflected in the Closing Balance Sheet (the "Prepaids");

> (vi) all rights, benefits and interests of Seller in and to all contracts, leases, agreements and commitments relating to the Business, including the Purchase and Sales Orders, Material Contracts and Government Contracts relating to the Business as described in this Agreement (collectively, the "Assigned Contracts");

> (vii) all of Seller's ownership interests in the joint ventures that are set forth on **Schedule 2.01(a)(vii)** of the Disclosure Package (the "Purchased Joint Ventures");

(viii)   except as set forth in Section 2.02(a)(viii), all Intellectual Property and Trade Secrets owned, licensed or used by Seller in the conduct of the Business;

(ix)   except as set forth in Section 2.02(a)(xx), all books of account; general, financial, accounting and personnel records; files; invoices; and customer and supplier lists of Seller relating to the Business, including as-built plans and specifications and surveys relating to the Real Property; provided, however, that Seller shall be entitled to retain or obtain copies of any such materials as it reasonably deems necessary for its Tax, accounting, personnel or other legal purposes;

(x)   all open purchase and sale orders, bids, quotations and proposals of Seller, to the extent relating to the Business (the "Purchase and Sales Orders");

(xi)   to the extent assignable or transferable, the permits, licenses, franchises and other foreign or domestic, federal, state, provincial, territorial, local or municipal approvals and authorizations issued by any Governmental Authority to Seller to the extent relating to the Business or to any Purchased Joint Venture (the "Permits");

(xii)   to the extent assignable, all causes of action, claims, demands, rights and privileges against any Person, including warranties and guaranties received from vendors, suppliers or manufacturers with respect to the Purchased Assets or the Business;

(xiii)   the assets reflected on the Closing Balance Sheet; and

(xiv)   the UK Shares.

(b)   **Assumed Liabilities**. On the terms and subject to the conditions of this Agreement, at the Closing and effective as of the time set forth in Section 6.02 and without further action, Purchaser shall absolutely and irrevocably assume and pay, perform, satisfy and discharge when due, only the following liabilities and obligations of Seller (such liabilities collectively, the "Assumed Liabilities"):

(i)   all liabilities and payment obligations of Seller arising before, on or after the Closing Date that constitute trade account payables relating to the Business to the extent reflected in the Closing Balance Sheet (the "Accounts Payable") and all accrued expenses of Seller relating to the Business to the extent reflected in the Closing Balance Sheet (the "Accrued Expenses");

(ii)   all liabilities and obligations of Seller, arising before, on or after the Closing Date that constitute non-current liabilities, including loans outstanding against the key man life insurance policies (the "Non-Current Liabilities"), to the extent reflected in the Closing Balance Sheet;

(iii)   all liabilities, obligations and losses arising on or after the Closing Date under the Assigned Contracts including, without limitation, those contracts subject to the loss contract reserve recorded on the Closing Balance Sheet (the "Loss Contract Reserve");

(iv)   (A)   any Taxes in respect of the Business (including those assessed against the Real Property) for any period or portion thereof following the Closing, and

(B)   any Taxes in respect of the Business (including those assessed against the Real Property) for any period prior to the Closing to the extent reflected in the Closing Balance Sheet, but excluding income taxes of Seller or its Affiliates;

(v)   all liabilities and obligations of Seller arising on or after the Closing Date under any Permits that are to be transferred to Purchaser in accordance with this Agreement;

(vi)   other than with respect to airbag propellant sold by Seller prior to the Closing or Purchaser pursuant to the Long Term Supply Contract, all liabilities and obligations in respect of claims brought or made against Seller, Purchaser or both by or on behalf of any Person pertaining to the repair, replacement or repurchase of products, including any program generally to recall or replace all of a specific product, pursuant to any express or implied warranties, statute or otherwise with respect to products that (A) were sold by the Business on or prior to the Closing Date, or (B) are either sold by the Business after the Closing Date or are included in Inventory on the Closing Date;

(vii)   all liabilities and obligations arising out of the obligations for which Purchaser is responsible under ARTICLE VIII;

(viii)   all liabilities and obligations in respect of the Purchased Joint Ventures; and

(ix)   financial responsibility for certain Seller Historical Environmental Liabilities to the extent set forth in the Environmental Action Agreement.

2.02 Excluded Assets and Excluded Liabilities.

(a) **Excluded Assets**. The following properties, rights, interests and assets (the "Excluded Assets") will be retained by Seller and will not be transferred to Purchaser at the Closing:

(i) all cash and cash equivalents;

(ii) all bank accounts and lockboxes maintained by or on behalf of Seller in the United States and elsewhere;

(iii) all of the issued and outstanding shares of capital stock of each of ARC Automotive, Inc. ("ARC Automotive"), ARC-Coal, Inc. ("ARC-Coal") and ARC/Asia, Inc. ("ARC/Asia") held by ARC;

(iv) all of ARC's ownership interest in and to BAG, S.p.A.;

(v) those licenses, agreements, contracts and commitments that are in ARC's name to the extent that they relate to ARC-Coal, ARC Automotive or ARC/Asia;

(vi) all real property leases that are in ARC's name to the extent that they relate to ARC-Coal, ARC Automotive or ARC/Asia;

(vii) all personal property leases that are in ARC's name to the extent that they relate to ARC-Coal, ARC Automotive or ARC/Asia;

(viii) those patents, patent applications and registered trademarks set forth on **Schedule 2.02(a)(viii)** of the Disclosure Package and all Intellectual Property and Trade Secrets that are in ARC's name to the extent that they relate to ARC-Coal, ARC Automotive or ARC/Asia (the "Excluded Intellectual Property");

(ix) all other properties, rights, interests and assets of whatever kind and nature held by ARC to the extent relating to or used, held for use or under development for use by ARC-Coal, ARC Automotive or ARC/Asia, including such items as more particularly set forth on **Schedule 2.02(a)(ix)** of the Disclosure Package;

(x) except as provided under Section 7.04, the names and trademarks "Sequa," "Chromalloy," "Atlantic Research Corporation," "ARC", "ARC Automotive, Inc.," "ARC-Coal, Inc.," "ARC/Asia, Inc.," "BAICO" and related trademarks, corporate names and trade names incorporating "Sequa" or "Chromalloy" or any name or mark confusingly similar thereto and the stylized "Sequa" and "Chromalloy" logos, which are used by Seller as part of any trademark or trade name;

(xi)   those assets, if any, whether or not used or held for use in connection with the conduct of the Business, as agreed upon by Purchaser and Seller, and set forth on **Schedule 2.02(a)(xi)** of the Disclosure Package;

(xii)   all rights with respect to corporate and other services provided to Seller by or on behalf of Sequa before the Closing, including those arising out of master Sequa programs, all as more particularly set forth on **Schedule 2.02(a)(xii)** of the Disclosure Package;

(xiii)   except for the UK Policies, all of Seller's and its Affiliates' casualty, liability, workers' compensation and other insurance policies and programs including those set forth on **Schedule 2.02(a)(xiii)** of the Disclosure Package (the "Retained Insurance Policies") and all claims, awards or rights, including rights of recovery, under any such insurance policies, including refunds of insurance premiums and proceeds thereof and any prepaid insurance policies, and, for the avoidance of doubt, Retained Insurance Policies shall include any of the foregoing that arise out of or are related to Seller Historical Environmental Liabilities for which Seller or its Affiliates, including Sequa, may recover;

(xiv)   in accordance with ARTICLE VIII, those employee benefit plans and programs described on **Schedule 2.02(a)(xiv)** of the Disclosure Package;

(xv)   all claims and proceeds to which either ARC or ARC Automotive may receive or otherwise be entitled and which arise out of or otherwise relate to the proceedings that involved Breed Technologies, Inc., a Delaware corporation, et al Reorganized Debtors in the United States Bankruptcy Court, District of Delaware, Jointly Administered Case No. 99-3399-MFW, Chapter 11 and including that certain Settlement Agreement dated January 8, 2001 by and between Breed Technologies, Inc., as reorganized, ARC and ARC Automotive and all causes of action, claims, demands, rights and privileges against any Person, including warranties and guaranties received from vendors, suppliers or manufacturers with respect to the Excluded Assets and Excluded Liabilities;

(xvi)   all owned real property, including land and office buildings, of ARC located in Gainesville, Virginia (the "Owned Gainesville Real Estate");

(xvii)   all leased real property, including land, office buildings and manufacturing facilities, of ARC located in Gainesville, Virginia and including the note receivable from the owner thereof payable to ARC relating thereto (the "Leased Gainesville Real Estate");

(xviii)   all rights, entitlements, benefits, monies, proceeds, claims and causes of action arising out of or relating to the sale prior to Closing of various ARC subsidiaries, divisions and Affiliates, including such transactions as more particularly set forth on **Schedule 2.02(a)(xviii)** of the Disclosure Package (the "Prior Transactions");

(xix)   all Tax refunds and claims relating to Taxes paid by or on behalf of Seller;

(xx)   (A) Seller's Tax Returns and Tax records and (B) all other books, records, manuals and other materials that (1) are maintained or held for use in connection with or otherwise relate to any Excluded Liability or Excluded Assets or (2)(x) were prepared in connection with the sale of the Purchased Assets, (y) represent the personnel files of any employee that is not a Transferring Employee, or (z) are accounting records that do not relate exclusively to the Business; provided, however, that Purchaser shall be entitled to receive copies of any such materials as it reasonably deems necessary for its Tax, accounting, personnel or legal purposes;

(xxi)   pursuant to Purchaser's request, those items of inventory located at the Leased Gainesville Real Estate and the Owned Gainesville Real Estate as set forth on **Exhibit K** (the "Excluded Gainesville Inventory");

(xxii)   pursuant to Purchaser's request, those items of fixed assets located at the Owned Gainesville Real Estate and the Leased Gainesville Real Estate set forth on **Exhibit L** (the "Excluded Gainesville Fixed Assets"); and

(xxiii) those items of fixed assets set forth on **Schedule 2.02(a)(xxiii)** (the "Camden Automotive Fixed Assets").

(b)   **Excluded Liabilities**. Other than the Assumed Liabilities and the Specified UK Liabilities, Purchaser shall not assume and the UK Company shall not be responsible for any other liabilities or obligations including but not limited to other liabilities or obligations of Seller or the UK Company arising as a result of Seller's or the UK Company's or their predecessors' purchase, ownership, use or operation of the Purchased Assets or the assets used in the business of the UK Company or the conduct of the Business prior to the Closing (the "Excluded Liabilities"), including, without limitation, any Exposure Liabilities or matters for which Seller is responsible pursuant to ARTICLE VIII or otherwise. Seller agrees to pay, perform and discharge all Excluded Liabilities. Notwithstanding the consummation of such transactions, Seller will retain and shall be responsible for all rights, title and interest in and to, and all obligations and liabilities relating to or arising out of, the Excluded Assets.

2.03 **Transition Services Agreement**. At Closing, Seller and Purchaser shall enter into a transition services agreement containing the terms and conditions set forth on **Exhibit B** and other reasonable and customary terms and conditions as mutually agreed upon by the Parties (the "Transition Services Agreement"). Such Transition Services Agreement shall provide, among other things, for Purchaser to continue to provide certain accounting, employee benefits, information services, support and other administrative services for Sequa, ARC, ARC Automotive and ARC/Asia from and after the Closing Date for a transition period not to exceed eighteen (18) months following the Closing.

2.04 **Gainesville Services Agreement**. At Closing, Purchaser and Seller shall enter into a services agreement containing the terms and conditions set forth on **Exhibit C** and other reasonable and customary terms and conditions as mutually agreed upon by the Parties, providing, among other things, for ARC to provide, at Purchaser's sole cost and expense, certain production, engineering and related services to Purchaser at cost utilizing the Gainesville Transition Employees and the Leased Gainesville Real Estate for a transition period not to exceed eighteen (18) months after the Closing (the "Gainesville Services Agreement").

2.05 **Gainesville Office Leases.** At Closing, Purchaser and Seller shall enter into office leases with respect to the Owned Gainesville Real Estate adjacent to the Leased Gainesville Real Estate containing the terms and conditions set forth on **Exhibit D** and other reasonable and customary terms and conditions as mutually agreed upon by the Parties (the "Office Leases"). The Office Leases will provide, among other things, for Purchaser's lease of all office space at the Owned Gainesville Real Estate from Seller for a three (3) year term.

2.06 **Camden Sublease**. At Closing, Purchaser and Seller shall enter into a sublease containing the terms and conditions set forth on **Exhibit E** and other reasonable and customary terms and conditions as mutually agreed upon by the Parties with respect to the sublease by Purchaser to ARC Automotive of certain real estate located in Camden, Arkansas utilized exclusively by ARC Automotive (the "Camden Sublease").

2.07 **Long Term Supply Contract.** At Closing, Purchaser and ARC Automotive shall enter into a long term supply contract in the form of **Exhibit F**, with such modifications or amendments as the Parties shall approve, each in its sole discretion, with respect to certain products utilized by ARC Automotive (the "Long Term Supply Contract").

2.08 **Master Propellant License Agreement**. At Closing, Purchaser and ARC Automotive shall enter into a master propellant license agreement in the form of **Exhibit G**, with such modifications or amendments as the Parties shall approve, each in its sole discretion, with respect to certain licenses necessary for the conduct of the business of ARC Automotive (the "Master Propellant License Agreement").

2.09 **Environmental Action Agreement**. At Closing, Purchaser and Seller shall enter into an environmental action agreement in the form of **Exhibit H**, with such modifications or amendments as the Parties shall approve, each in its sole discretion, with respect to claims, liabilities and obligations relating to Seller Historical Environmental Liabilities and Remedial Action relating to the environmental matters that are the subject of such claims, liabilities and obligations (the "Environmental Action Agreement").

2.10 **UK Local Agreement**. At Closing, Purchaser shall cause an Affiliate and Seller shall cause Sequa UK to enter into a UK local agreement in the form of **Exhibit I**, with such modifications or amendments as the Parties shall approve, each in its sole discretion, with respect to the transfer of the UK Shares and certain matters relating thereto (the "UK Local Agreement").

2.11 **Sequa Guaranty**. At Closing, Seller shall cause Sequa and certain of its Affiliates to enter into the Sequa Guaranty in the form of **Exhibit J-1**, with such modifications or amendments as the Parties shall approve, each in its sole discretion, (the "Sequa Guaranty"), pursuant to which Sequa and certain of its Affiliates shall

(a)   cause certain of Sequa's Affiliates to fulfill their obligations under this Agreement and the Other Agreements and,

(b)   guarantee performance by Sequa's Affiliates of their obligations under this Agreement and the Other Agreements.

2.12   GenCorp Guaranty. At Closing, Purchaser shall cause GenCorp to enter into the GenCorp Guaranty in the form of **Exhibit J-2**, with such modifications or amendments as the Parties shall approve, each in its sole discretion (the "GenCorp Guaranty"), pursuant to which GenCorp shall

(a)   cause GenCorp's Affiliates to fulfill their obligations under this Agreement and the Other Agreements and,

(b)   guarantee performance by GenCorp's Affiliates of their obligations under this Agreement and the Other Agreements.

2.13   Payment of Purchase Price. At the Closing, Purchaser will pay to Seller, by means of a wire transfer of immediately available funds to such account as Sequa, on behalf of Seller, shall have designated at least three (3) Business Days prior to the Closing Date, the sum of One Hundred Thirty-Three Million Dollars ($133,000,000) in respect of the Purchased Assets, subject to post-closing adjustment in accordance with Section 2.14 (collectively, the "Purchase Price").

2.14   Purchase Price Adjustment. The "Purchase Price Adjustment" (which may be either a negative or positive number) shall be determined as follows:

(a)   **Closing Balance Sheet**. Within sixty (60) days following the Closing, Purchaser shall prepare and submit to Seller a balance sheet of the Business including, for the avoidance of doubt, the UK Company, dated as of the Closing Date (the "Closing Balance Sheet"), which shall be prepared from the books and records maintained by Seller or the UK Company, as the case may be, in connection with the Business and delivered to Purchaser at Closing and in accordance with the mutually agreed accounting instructions set forth on **Exhibit M** (the "Accounting Instructions"). The sole purpose of the Closing Balance Sheet contemplated by this Section 2.14(a) is to measure the Closing Net Book Value as of the Closing Date. "Closing Net Book Value" means the sum of the (i) (A) Fixed Assets, Owned Real Estate,

Receivables, Inventory, and Prepaids included in the Purchased Assets less (B) Accounts Payable, Accrued Expenses, Retiree Medical Obligations, Sick Leave Obligations, Loss Contract Reserves, Taxes, Former Employee Obligations and Non-Current Liabilities included in the Assumed Liabilities, and (ii) (A) UK Fixed Assets, UK Receivables, UK Inventory and UK Prepaids less (B) UK Accounts Payables, UK Accrued Expenses, UK Loss Contract Reserves, UK Taxes and UK Non-Current Liabilities. Each Party shall provide to the other Party and its representatives with reasonable access to the books and records and relevant personnel during the preparation of the Closing Balance Sheet.

(b)   **Review by Seller**. Following receipt of the Closing Balance Sheet, Seller shall have a period of sixty (60) days to review the proposed Closing Balance Sheet. During such period, Purchaser shall make available its accounting staff and its internal auditors to respond to any questions of Seller relating to the proposed Closing Balance Sheet and will furnish to Seller such workpapers and other documents and information relating to the Closing Balance Sheet as Seller may request and are available to Purchaser or its Affiliates. At or before the end of such sixty (60) day period, Seller will either: (i) accept the proposed Closing Balance Sheet entirely, in which case the final Purchase Price Adjustment will be computed using the Closing Balance Sheet; or (ii) deliver to Purchaser notice and an explanation of those items in the proposed Closing Balance Sheet that Seller disputes, in which case the aggregate amounts not affected by the disputed items will be deemed to be as set forth on the proposed Closing Balance Sheet. After the end of such sixty (60) day period, Seller may not introduce additional disagreements with respect to any item in the Closing Balance Sheet or increase the amount of any disagreement, and any item not so identified shall be deemed to be agreed to by Seller and will be final and binding upon the Parties. Similarly, a disagreement by Seller does not provide any right to Purchaser to introduce any changes to the Closing Balance Sheet not directly related to the disputed item. If Seller delivers the notice referred to in (ii) above, then within a period of sixty (60) days from the date of such delivery, the Parties will attempt to resolve in good faith any disputed items, and the Purchase Price Adjustment will be computed using the Closing Balance Sheet produced through such resolution. Failing such resolution, the unresolved disputed items will be referred for final binding resolution to a nationally recognized firm of certified public accountants other than Ernst & Young LLP, mutually agreed upon by Seller and Purchaser (the "Accountants"). If issues in dispute are submitted to the Accountants for resolution, (x) each Party will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that Party or its Affiliates (or an independent public accounting firm hired by such Party), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants, (y) the determination by the Accountants, as set forth in a notice delivered to both Seller and Purchaser by the Accountants, will be binding and conclusive on the Parties, and (z) all fees, costs and expenses of the Accountants shall be paid by Seller and Purchaser in inverse proportion to the share of disputed items determined in such Party's favor. Nothing herein shall be construed to authorize or permit the Accountants (i) to determine any questions or matters whatsoever under or in connection with this Agreement except for the resolution of differences between the Parties regarding the determination of the Closing Net Book Value solely in accordance with the Accounting Instructions, or (ii) to resolve any such differences by making an adjustment to the Purchase Price that is outside of the range defined by amounts as finally proposed by the Parties in their respective proposed statements of the Closing Net Book Value submitted in accordance with this Section 2.14.

(c)   **Adjustment and Payment Procedures**. If the value of the Closing Net Book Value set forth on the Closing Balance Sheet is less than the value of the baseline net book value (the "Baseline Net Book Value") set forth on the mutually agreed upon baseline balance sheet attached as **Exhibit N** (the "Baseline Balance Sheet"), Seller shall pay to Purchaser by means of wire transfer of immediately available funds to an account designated by Purchaser the amount of such difference plus interest on the amount of the difference within five (5) Business Days after final agreement by the Parties as to the Closing Balance Sheet. If the value of the Closing Net Book Value set forth on the Closing Balance Sheet is greater than the Baseline Net Book Value set forth on the Baseline Balance Sheet, Purchaser shall pay to Seller by means of wire transfer of immediately available funds to an account designated by Seller the amount of such difference plus interest on the amount of the difference within five (5) Business Days after final agreement by the Parties as to the Closing Balance Sheet. In either case, the rate of interest shall be equal to the prime rate of interest as charged by The Bank of New York on the Closing Date. Interest shall accrue for the period from the Closing Date to the day before the date on which the payment provided for under this Section 2.14(c) is paid.

2.15 **Allocation of Purchase Price**. Seller and Purchaser agree that the consideration provided for in this Agreement shall be allocated by Seller and Purchaser and its Affiliates to the Purchased Assets and the Assumed Liabilities in accordance with the principles of Section 1060 of the Code and in accordance with the allocation schedule to be agreed upon by the Parties as soon as practicable after the date hereof and prior to the Closing (the "Allocation Schedule"). Purchaser shall prepare the Allocation Schedule, and the allocations set forth therein shall be subject to the agreement of Seller (which agreement shall not be unreasonably withheld or delayed). Seller and Purchaser agree to adhere to such allocation, as modified to account for the Purchase Price Adjustment, for all purposes of any federal or state income or franchise tax returns filed by them and their Affiliates subsequent to the Closing, including the determination by Seller and Purchaser, as the case may be, of taxable gain or loss on the sale of the Purchased Assets and the assumption of the Assumed Liabilities and the determination by Purchaser of its Tax basis with respect to the Purchased Assets and Assumed Liabilities, and including in respect of UK Tax and United Kingdom stamp duty.


ARTICLE III

Representations and Warranties


3.01 **General Representations and Warranties**. Seller hereby represents and warrants to Purchaser as follows:

(a) **Corporate Organization and Existence**. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller is qualified to do business as a foreign corporation, is in good standing in those jurisdictions set forth on **Schedule 3.01(a)** of the Disclosure Package and is not qualified to do business in any other jurisdiction. Except as set forth on **Schedule 3.01(a)** of the Disclosure Package, Seller has received no written notice or other assertion from any Governmental Authority of any jurisdiction to the effect that it is required to be qualified or otherwise authorized to do business therein on account of the Business, in which it has not qualified or obtained such authorization.

(b) **Power and Authority**. Each of Seller and Sequa UK has the requisite corporate power and authority to execute, deliver and perform or to procure the execution, delivery and performance of this Agreement and all other agreements, certificates or documents to be delivered in connection herewith, including, without limitation, the other agreements, instruments, certificates and documents expressly referred to herein to be executed and delivered in connection with the transactions contemplated hereby, including, without limitation, the agreements and instruments referred to in ARTICLE II (collectively, the "Other Agreements"). Seller, Sequa UK and the UK Company have the requisite corporate power and authority to own, lease and use their respective assets and to conduct their respective businesses as the same are currently being conducted.

(c) **Authorization**. The execution, delivery and performance of this Agreement and all of the Other Agreements by Seller and Sequa UK has been duly authorized, approved and ratified by all requisite stockholder and corporate action.

(d) **Binding Effect**. Upon execution and delivery by Seller, this Agreement and the Other Agreements, assuming the due execution and delivery hereof by Purchaser, will be and constitute the valid, binding and legal obligations of each of Seller and Sequa UK, as the case may be, enforceable against each of Seller and Sequa UK, as the case may be, in accordance with the terms hereof and thereof, except as the enforceability hereof or thereof may be subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforceability of creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the discretion of the courts in granting equitable remedies.

(e) **No Default; Consents**.

(i) Except as set forth on **Schedule 3.01(e)(i)** of the Disclosure Package, neither the execution and delivery of this Agreement or the Other Agreements nor the consummation or performance of any or all of the contemplated transactions hereunder or thereunder by Seller or its Affiliates will, directly or indirectly (with or without notice or lapse of time), (A) contravene, conflict with or result in the violation of any provision of Seller's or Sequa UK's organizational or corporate governance documents; (B) create or result in the imposition or creation of any Liens on or with respect to any of the Purchased Assets, except for Permitted Liens and except as otherwise provided by the express terms and conditions of any Assigned Contract; (C) contravene, conflict with or result in a violation of the terms or requirements of any laws, rules, regulations, orders, authorizations, injunctions or decrees to which Seller, Sequa UK, the UK Company or any of the Purchased Assets may be subject; or

(D) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to withdraw, suspend, revoke, cancel, terminate or modify any Material Contract or any governmental authorization and/or Permit held by Seller or the UK Company (each, a "Violation"), except for such Violation as would not constitute a material adverse change in the Business or the operations, properties, assets or condition of the Business.

(ii)   Except as set forth on **Schedule 3.02(n)** of the Disclosure Package, as required under the H.S.R. Act, as contemplated by Section 5.02(d) with respect to ARC Automotive's business and operations in Camden, Arkansas, and with respect to the permit held by Seller and pertaining to the Leased Gainesville Real Estate, the Owned Gainesville Real Estate and the Owned Real Estate located in Orange, Virginia, neither Seller nor its Affiliates will be required (other than in respect of the transfer to Purchaser of an Assigned Contract or assigned Permit) to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or any Other Agreement or the consummation or performance of any of the transactions set forth hereunder and thereunder.

(f)   **Finders**. Neither Seller nor any of its Affiliates has engaged or is obligated to anyone who would be entitled to any broker's, finder's or similar fee or commission on account of acting as a broker or finder or in any other similar capacity in connection with this Agreement, the Other Agreements or the transactions contemplated hereby or thereby.

(g)   **Subsidiaries and Joint Ventures**. Except for ARC-Coal, ARC Automotive and ARC/Asia, and ARC's interest in and to BAG, S.p.A., neither Seller nor the UK Company holds, directly or indirectly, any ownership or other interest in any Person. **Schedule 3.01(g)** of the Disclosure Package sets forth all Persons and other businesses to the extent relating to the Business (including, without limitation, the Purchased Joint Ventures) in which Seller or the UK Company currently holds, directly or indirectly, an equity, partnership, profit, joint venture or similar interest.

3.02   **Representations and Warranties Concerning the Disclosure Package and Other Disclosure Matters**. Seller has delivered the Schedules and Exhibits referred to in this Agreement, together constituting a document entitled the "Disclosure Package" (the "Disclosure

Package"). Seller represents and warrants to Purchaser with respect to the Disclosure Package and the matters expressly referred to in this Section 3.02 as follows:

(a) **Financial Statements**. **Schedule 3.02(a)** of the Disclosure Package sets forth the unaudited consolidated balance sheet of the Business as of December 31, 2000, December 31, 2001 and December 31, 2002 (such unaudited consolidated balance sheet as of December 31, 2002 referred to herein as the "2002 Balance Sheet"), and the related unaudited consolidated statements of income and cash flow for the periods then ended. Said financial statements:

(i) were derived from the books and records of Seller and the UK Company; and

(ii) except as set forth on **Schedule 3.02(a)(ii)** of the Disclosure Package, fairly present, in all material respects, the financial condition and results of operations and cash flow of the Business as at the date thereof and for the periods covered thereby, all in accordance with GAAP and reflecting the consistent application of such accounting principles throughout the periods involved.

(b) **Title to and Sufficiency of Purchased Assets**. Seller or, in the case of the UK Shares, Sequa UK owns all of the properties, rights, interest and assets included within the Purchased Assets and Seller and the UK Company own all of the assets (whether real, personal or mixed and whether tangible or intangible), properties, rights and interest that they purport to own, including, in each case, all of the properties and assets reflected in the 2002 Balance Sheet (to the extent such exist as of the date of this Agreement and continue to the Closing) free and clear of all Liens, other than Permitted Liens. Neither Seller nor the UK Company, in connection with its conduct of the Business, has purchased or otherwise acquired or sold or otherwise disposed of any material properties or material assets (other than inventory in the ordinary course of the Business consistent with past practice) since the date of the 2002 Balance Sheet. The Purchased Assets and the assets owned by the UK Company, together with the Other Agreements and the Excluded Assets and the Excluded UK Assets, constitute all of the assets, properties, agreements, licenses, rights and properties which are necessary to enable Purchaser to conduct the Business after the Closing in substantially the same manner as the Business has been conducted prior to the Closing.

(c)   **Accounts Receivable.** All accounts receivable of Seller and the UK Company that are reflected on the 2002 Balance Sheet or on the accounting records of Seller and the UK Company related to the Business as of the Closing Date (the "Accounts Receivable") represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of the Business except as set forth on **Schedule 3.02(c)** of the Disclosure Package. Except as set forth on **Schedule 3.02(c)** of the Disclosure Package, there is no pending, or to Seller's Knowledge, threatened in writing, contest, claim or right of set-off (other than returns in the ordinary course of the Business) under any contract or arrangement with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.

(d)   **Inventory**. All inventory (including the inventory of the UK Company) reflected in the 2002 Balance Sheet, which is obsolete, defective or below standard quality, has been reserved, written off or written down to net realizable value.

(e)   **Owned Real Estate**. **Schedule 3.02(e)** of the Disclosure Package sets forth a description of each parcel of real estate owned by Seller or its Affiliates, other than the Owned Gainesville Real Estate, in connection with the Business ("Owned Real Estate"). Except as set forth on **Schedule 3.02(e)** of the Disclosure Package, Seller has good and marketable title to all of the Owned Real Estate, free and clear of all Liens, other than Permitted Liens. Except as set forth on **Schedule 3.02(e)** of the Disclosure Package, to Seller's Knowledge, there is no material violation of any applicable building code, zoning ordinance or other law or regulation with respect to any such Owned Real Estate.

(f)   **Real Estate Leases**. **Schedule 3.02(f)** of the Disclosure Package sets forth a complete and accurate list of all real property leased by Seller, its Affiliates or the UK Company, other than the Leased Gainesville Real Estate, in connection with the Business (the "Leased Real Property," and together with the Owned Real Estate, the "Real Property"). The Leased Real Property, other than the Leased Gainesville Real Estate, constitutes all of the real property leased primarily for the Business. Seller or the UK Company, as the case may be, enjoys peaceful and undisturbed possession under all of its real property leases for the Leased Real Property. All such leases are valid and in full force and effect. To Seller's Knowledge, the Real Property and the use by Seller or the UK Company thereof is not in material violation of any recorded covenant or restriction or any Legal Requirement pertaining to the ownership or use of real property. Except as set forth on **Schedule 3.02(f)** of the Disclosure Package, with respect to the Real Property:

(i)   neither Seller nor the UK Company has leased or sublet, as lessor or sublessor, and no Person is in possession of, any of the Real Property, other than tenants under leases set forth on **Schedule 3.02(f)(i)** of the Disclosure Package, who are in possession of only the space to which they are entitled under such leases;

(ii)   to Seller's Knowledge, there are no intervening strips, parcels or easements between any Real Property and the public roads adjacent to such Real Property, or, if intervening strips, parcels or easements exist between any Real Property and the public roads adjacent to such Real Property, such Real Property currently has access to a public road benefiting the Real Property; to Seller's Knowledge, neither Seller nor the UK Company is in violation or default of any such right of access; and there is no pending or, to Seller's Knowledge, threatened, termination or alteration of any such right of access;

(iii)   to Seller's Knowledge, there is no written threatened curtailment in any utility service being furnished to the Real Property;

(iv)   to Seller's Knowledge, neither Seller nor the UK Company has pending boundary, water drainage, nuisance or other pending written claims or disputes with the owners or lessees of any real property adjacent to any Real Property, and, to Seller's Knowledge, no such owner has any pending claims or disputes with Seller or the UK Company;

(v)   no written notice of any contemplated special assessment has been received by Seller or the UK Company, and, to Seller's Knowledge, there is no threatened special assessment pertaining to any of the Real Property; and

(vi)   there are no written or, to Seller's Knowledge, oral contracts or agreements to which Seller or the UK Company is a party or, to Seller's Knowledge, by which any of the Real Property is bound, granting to any Person the right of use or occupancy of any portion of the Real Property.

(g)   **Personal Property Leases**. **Schedule 3.02(g)** of the Disclosure Package lists all material items of leased tangible personal property used in connection with the Business (the "Leased Personal Property"), and all of the vehicles leased from any Person and utilized by employees of Seller or the UK Company and used in connection with the Business (the "Leased Vehicles"). Except as set forth on **Schedule 3.02(g)** of the Disclosure Package, (i) Seller or the UK Company, as the case may be, has the right under valid and existing leases to possess and control as lessee all of the Leased Personal Property and Leased Vehicles subject to the terms of such leases, copies of which have been provided to Purchaser, and (ii) neither Seller nor the UK Company is in default under any monetary provision or to Seller's Knowledge any other provision of any lease relating to the Leased Personal Property or to the Leased Vehicles, and, to Seller's Knowledge, no condition exists which, with the giving of notice or the passage of time, or both, may constitute such a default.

(h)   **Litigation**. Except as set forth on **Schedule 3.02(h)** of the Disclosure Package and except for claims for return and/or replacement of products and refunds of purchase price for products in the ordinary course of the Business or any claims covered under Section 3.03(g)(xi) hereof (i) there is no litigation, proceeding, action, claim or investigation pending against Seller or the UK Company, or that is related to the Business or any of the Purchased Assets, nor, to Seller's Knowledge, are there any of the foregoing that are threatened and (ii) except for orders of general application and except as set forth on **Schedule 3.02(h)** of the Disclosure Package, neither Seller nor the UK Company nor the Purchased Assets are subject to any existing or pending notice, writ, injunction, order or decree of any Governmental Authority ("Order"). Except as set forth on **Schedule 3.02(h)** of the Disclosure Package, neither Seller nor the UK Company has, since January 1, 2000, received written notice from any Governmental Authority or any other Person regarding any actual or alleged violation with respect to any such existing or pending Order.

To Seller's Knowledge, no officer, director, agent, or employee of Seller or its Affiliates is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the Business.

Except as set forth on **Schedule 3.02(h)** of the Disclosure Package,

(A)   Each of Seller and the UK Company is in material compliance with all of the terms and requirements of each Order to which it, or any of the Purchased Assets, is or has been subject, excluding any noncompliance as to which the remedy, to Seller's Knowledge, could reasonably be expected to involve less than One Hundred Thousand Dollars ($100,000); and

(B)   Neither Seller nor the UK Company has received written notice or other communication from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Seller or any of the Purchased Assets is or has been subject.

(i)   **Contracts**. **Schedule 3.02(i)** of the Disclosure Package sets forth a true, complete and correct list of each material contract, agreement, purchase order, lease, license, indenture or other commitment or arrangement (whether written or oral), other than Government Contracts as referred to in Section 3.02(j) hereof, relating to the Business and to which Seller or the UK Company is a party or by which either is or the Purchased Assets are bound and which meet any of the following criteria:

(i)   agreements that involve performance of services or delivery of goods or materials by Seller or the UK Company in connection with the Business of an amount or value in excess of One Hundred Fifty Thousand Dollars ($150,000);

(ii)   each agreement that was not entered into in the ordinary course of the Business consistent with past practice and that involves expenditures or receipts of Seller or the UK Company in connection with the Business in excess of One Hundred Fifty Thousand Dollars ($150,000);

(iii)   each lease, rental or occupancy agreement; license, installment and conditional sale agreement; and other agreement affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property, including, without limitation, leases for Leased Personal Property and leases for Leased Real Property (excluding the Leased Gainesville Real Estate) (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than One Hundred Fifty Thousand Dollars ($150,000) and with terms of less than one year and excluding the Lease for the Leased Gainesville Real Estate);

(iv)   each licensing agreement or other agreement with respect to patents, trademarks, copyrights or other Intellectual Property, including agreements with current Employees and UK Employees and Former Employees and Former UK Employees who terminated employment within the last three (3) years, consultants or contractors regarding the appropriation or the non-disclosure of the Intellectual Property;

(v)   each collective bargaining agreement and other agreement to or with any labor union in relation to Employees or other employee representative of a group of Employees and each employment or consulting agreement with any Employee, UK Employee, Former Employee, Former UK Employee or any other Person;

(vi)   each joint venture and partnership (however named) involving a sharing of ownership as well as profits, losses, costs or liabilities by Seller or the UK Company or the Business with any other Person;

(vii)   each agreement containing covenants that in any way purport to materially restrict the business activity of Seller or the UK Company or the Business or limit the freedom of Seller or the UK Company or the Business to engage in any line of business or to compete with any Person;

(viii)   each agreement providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(ix)   each power of attorney that is currently effective and outstanding with respect to the UK Company or the Business;

(x)   each agreement entered into other than in the ordinary course of the Business consistent with past practice that contains or provides for an express undertaking by Seller or the UK Company or with respect to the Business to be responsible for consequential damages;

(xi)   each agreement for capital expenditures in excess of One Hundred Fifty Thousand Dollars ($150,000);

(xii)   each agreement relating to the disposal of Hazardous Materials or any Remedial Action;

(xiii)   each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by Seller or the UK Company, other than in the ordinary course, in connection with the Business; and

(xiv)   each material written amendment, supplement and modification in respect of any of the foregoing.

The contracts, agreements, purchase and sales orders, leases, licenses, indentures, commitments or arrangements which are required to be set forth on **Schedule 3.02(i)** of the Disclosure Package are hereinafter referred to as the "Material Contracts." True and complete copies of each of the Material Contracts, and all amendments, modifications or other alterations thereof, have been furnished to Purchaser by Seller for review.

Except for the Government Contracts, and except as set forth on **Schedule 3.02(i)** of the Disclosure Package, (A) each of the Material Contracts is a valid and binding obligation of Seller or the UK Company, entered into in the ordinary course of the Business consistent with past practice and, to Seller's Knowledge, enforceable in accordance with its terms except as the same may be limited by (1) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws of general application relating to or affecting creditors' rights, including, without limitation, the effective statutory or other laws regarding fraudulent conveyances and preferential transfers, and (2) general principles of equity upon specific enforcement, injunctive relief and other equitable remedies (regardless of whether enforcement is considered in proceedings at law or in equity); (B) neither Seller nor the UK Company has terminated, cancelled or modified any of the Material Contracts or has received any actual notice that the other party to any of the Material Contracts has terminated or cancelled such Material Contract or has, to Seller's Knowledge, threatened in writing, to do so; and (C) neither Seller nor the UK Company, nor, to Seller's Knowledge, any other party, is or has been in default under any material provision of any such Material Contract, and each such entity is and has been in material compliance with all applicable terms and requirements of such Material Contract.

(j)   **Government Contracts**.

(i)   **Listing**. A list of each and every contract over One Hundred Fifty Thousand Dollars ($150,000) with any Governmental Authority, any prime contractor to a Governmental Authority or any subcontractor with respect to any of the foregoing (collectively, "Government Contracts") to which Seller or the UK Company is a party and which, in the case of Seller, relates to the Business and for which goods and/or services have yet to be provided or paid for in full or for which services or other obligations thereunder have yet to be performed or satisfied in all respects is set forth on **Schedule 3.02(j)(i)** of the Disclosure Package. For purposes of this Section 3.02(j), "Bid" shall mean any quotation, bid or proposal by Seller or the UK Company relating to the Business that, if accepted or awarded, would lead to a contract with a Governmental Authority or other entity, including a prime contractor or a higher tier subcontractor to a Governmental Authority, for the design, manufacture or sale of products or the provision of services by Seller or the UK Company in the conduct of the Business. Except as set forth on **Schedule 3.02(j)(i)** of the Disclosure Package:

(A)   Seller or the UK Company, as the case may be, has complied, in all material respects, and is in material compliance with all terms, conditions and requirements of such Government Contracts, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein;

(B)   Seller or the UK Company, as the case may be, has complied, in all material respects, and is in material compliance, with all Legal Requirements, agreements or other arrangements pertaining to such Government Contracts;

(C)   all representations and certifications of Seller or the UK Company, as the case may be, executed, acknowledged or set forth in or pertaining to such Government Contracts were current, accurate and complete, in all material respects, as of their effective date, and Seller has complied, in all material respects, with all such representations and certifications;

(D)   neither Seller nor the UK Company has been notified or informed, in writing, by any Governmental Authority or any prime contractor, subcontractor or other Person that either Seller or the UK Company is presently in material breach of or in present material violation of any Legal Requirement;

(E)   no termination for convenience, termination for default, cure notice or show cause notice has been issued, in writing, with respect to any Government Contract;

(F)   no cost incurred by Seller, the UK Company or any of their respective subcontractors, with respect to any Government Contract has been questioned or disallowed, in writing;

(G)   no money due to Seller, or the UK Company or with respect or relating to the Business under any Government Contract is presently being or is presently attempted to be withheld or set off, nor has there been any written notice of such withholding or setoff within the last two (2) years;

(H)   no officer, director, agent, employee, consultant or contractor of Seller or the UK Company is bound by any contract, agreement or arrangement that purports to limit the ability of such officer, director, agent, employee, consultant or contractor to (1) engage in or continue any conduct, activity or practice relating to the Business, or (2) assign to Seller or the UK Company or the Business or to any other Person any rights to any invention, improvement or discovery;

(I)   no Governmental Authority, prime contractor, subcontractor or vendor has asserted any claim, in writing, or initiated any dispute proceeding, in writing, against Seller or the UK Company, nor has Seller or the UK Company asserted, in writing, any claim or initiated any dispute proceeding, directly or indirectly, against any such party, concerning any Government Contract or Bid relating to the Business. To Seller's Knowledge, there are no current facts upon which a material claim or dispute proceeding may be based in the future;

(J)   there exists no Government Contract as to which Seller's or the UK Company's, as the case may be, current EAC exceeds the current contract price by Five Hundred Thousand Dollars ($500,000) (a "Loss Contract"); provided, however, that Seller makes no representation regarding Purchaser's final profit or loss with respect to any Government Contract assumed by Purchaser;

(K)   neither Seller nor the UK Company has any fixed-price development contracts governed by DFARS Part 235;

(L)   each of Seller and the UK Company has complied, in all material respects, with applicable facilities and personnel security clearance requirements of any Governmental Authority, including any set forth in the Industrial Security Regulation (DOD 5220.22-R) and the National Industrial Security Program Operating Manual (DOD 5220.22-M), relating to the Business; and

(M)   each of Seller and the UK Company has complied, in all material respects, with all applicable cost accounting standards and cost principles and has not received written notice from the Defense Contract Management Command of any intent to suspend, disapprove or disallow any material costs.

(ii)   **Investigations and Audits**. Except as set forth on **Schedule 3.02(j)(ii)** of the Disclosure Package:

(A)   neither Seller nor the UK Company nor any of their respective directors, officers, employees, agents or consultants, is or has been in the past four (4) years subject to any administrative, civil or criminal investigation, indictment or information, audit or internal investigation with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract, Bid or the Business;

(B)   neither Seller nor the UK Company has any material pending voluntary disclosures to any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under a Government Contract, Bid or with respect to the Business; and

(C)   to Seller's Knowledge, there is no irregularity, misstatement or omission arising under or relating to any Government Contract or Bid that has led or could reasonably be expected to lead, either before or after the Closing, to any of the consequences set forth in clauses (A) or (B) above or any other damage, penalty assessment, recoupment of payment or disallowance of cost.

(iii)   **Financing Arrangements and Claims**. Except as set forth on **Schedule 3.02(j)(iii)** of the Disclosure Package, there exist:

(A)   no receivables financing arrangements with respect to performance of any Government Contract;

(B)   no outstanding claims pending against Seller or the UK Company by any Governmental Authority or by any prime contractor, subcontractor, vendor or other Person arising under or relating to any Government Contract that could reasonably be expected to have a material adverse effect on the Business;

(C) to Seller's Knowledge, no facts upon which such a claim with respect to any such Government Contract is reasonably likely to be based in the future;

(D) no material disputes under the "Disputes" clause of any such Government Contract with any Governmental Authority or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract; and

(E) to Seller's Knowledge, no facts out of which such a dispute may be reasonably likely to arise in the future with respect to any Government Contract.

Except as set forth on **Schedule 3.02(j)(iii)** of the Disclosure Package, neither Seller nor the UK Company has any interest in any pending claim against any Governmental Authority or any prime contractor, subcontractor or vendor arising under any Government Contract.

(iv) **No Suspension or Debarment**. Except as set forth on **Schedule 3.02(j)(iv)** of the Disclosure Package, neither Seller, the UK Company nor, to Seller's Knowledge, any of their respective directors, officers or employees is suspended or debarred from doing business with any Governmental Authority, or has been declared non-responsible or ineligible for contracting with any Governmental Authority. Except as set forth on **Schedule 3.02(j)(iv)** of the Disclosure Package, there are no facts that could reasonably be expected to warrant the institution of suspension or debarment of either Seller or the UK Company.

(k) **Employee Benefits**.

(i) **Schedule 3.02(k)(i)** of the Disclosure Package lists each Benefit Plan covering Employees.

(ii) Except as set forth on **Schedule 3.02(k)(ii)** of the Disclosure Package, Seller has delivered or otherwise made available to Purchaser true and correct copies of the following documents with respect to the Employees:

(A) each Benefit Plan and/or summary plan descriptions of each ERISA Plan set forth on **Schedule 3.02(k)(i)** of the Disclosure Package and all amendments thereto;

(B) each description of any other Benefit Plan which is currently provided to participants in such plan;

(C)   each summary of the material terms of each Benefit Plan that is not set forth in writing; and

(D)   each trust agreement and annuity contract (or any other funding instrument) pertaining to any of the Benefit Plans, including all amendments to such documents.

(iii)   Except as set forth on **Schedule 3.02(k)(iii)** of the Disclosure Package, there are no legal proceedings or governmental actions pending (other than routine claims for benefits) or, to Seller's Knowledge, threatened, against any Benefit Plan, the assets of any Benefit Plan or the assets of Seller or the ERISA Affiliates with respect to such Benefit Plans.

(iv)   Except for the Retiree Medical Obligations as set forth on **Schedule 8.03(f)** of the Disclosure Package, there are no health plans or health-related benefit commitments covering Former Employees, except as required under Section 4980B of the Code and Part 6 of Title 1 of ERISA.

(v)   Except as set forth on **Schedule 3.02(k)(v)** of the Disclosure Package, in connection with the Employees, neither Seller nor any Affiliate of Seller has any obligation under any retention, stay-put or change-in-control agreement, or agreement of similar purpose, to make any payments to any officer, employee or director of Seller, or to any individual independent contractor who has provided or who currently provides services to Seller or to make nonforfeitable any otherwise forfeitable benefits as a result of the execution of this Agreement or the Closing of the transaction contemplated by this Agreement.

(vi)   To Seller's Knowledge, all (A) insurance premiums required to be paid with respect to, and (B) benefits, expenses and other amounts due and payable under any Benefit Plan prior to the Closing will have been paid, made or accrued on or before the Closing.

(vii)   All contributions, transfers or payments required to be made to any Benefit Plan prior to the Closing will have been paid, made or accrued before the Closing.

(viii)   Except as set forth on **Schedule 3.02(k)(viii)** of the Disclosure Package, to Seller's Knowledge, the ARC 401(k) Plan currently complies, in all material respects with its terms and applicable law and there are no legal proceedings pending (other than routine claims for benefits) or, to Seller's Knowledge, threatened, against the ARC 401(k) Plan, the assets of such plan or the assets of Seller with respect to such plans. Seller has delivered or made available to Purchaser a copy of the most recent determination letter issued by the IRS with respect to the ARC 401(k) Plan.

(ix)   Except as set forth on **Schedule 3.02(k)(ix)** of the Disclosure Package, in connection with the Business (except for the business of the UK Company), there are no pending workers' compensation claims.

(l)   **Labor Matters**. Except as set forth on **Schedule 3.02(l)** of the Disclosure Package, to Seller's Knowledge, the Business (other than the business of the UK Company) is in material compliance with all applicable laws, rules or regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not engaged in any unfair or illegal labor practice. Except as set forth on **Schedule 3.02(l)** of the Disclosure Package, (i) Seller is not a party to any collective bargaining agreement with any labor organization covering any Employees, and (ii) no organization or representation question is pending respecting the Employees. Except as set forth on **Schedule 3.02(l)** of the Disclosure Package, to Seller's Knowledge, there is no claim, grievance, arbitration, negotiation, suit, action or charge of or by any Employee that in any such instance might reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Seller or the Business (other than the business of the UK Company) if it were resolved in a manner adverse to Seller or the Business other than the business of the UK Company. Except as set forth on **Schedule 3.02(l)** of the Disclosure Package, no complaint is pending or, to Seller's Knowledge, threatened, against Seller or the UK Company with respect to the Business before the National Labor Relations Board, any state or local agency or comparable Governmental Authority. Except as set forth on **Schedule 3.02(l)** of the Disclosure Package, there are no pending claims, complaints or reports against Seller or the UK Company relating to the Business pursuant to workers' compensation laws or any other Legal Requirement relating to employment or labor matters. Except as set forth on **Schedule 3.02(l)** of the Disclosure Package, there is no labor strike, material dispute, work slowdown, work stoppage, lockout or other job action pending or, to Seller's Knowledge, threatened, in writing, against Seller which relates to the Business (other than the business of the UK Company).

(m)   **Employees**. **Schedule 3.02(m)** of the Disclosure Package contains a complete and accurate list of the following information for each Employee: employer; name; job title; current compensation paid or payable; vacation entitlement; service credited for purposes of vesting; and eligibility to participate under any applicable pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare or vacation plan, any other employee benefit plan or any director plan. Except as set forth on **Schedule 3.02(m)** of the Disclosure Package, Seller does not have any deferred compensation, retirement, incentive, bonus, severance, retention or employment contract, written or otherwise, with any Employee. Since December 31, 2002, no officer of the Business (except for the business of the UK Company) having a base salary in excess of Ninety Thousand Dollars ($90,000) per year has given written notice of his or her intention to discontinue employment. The complete and accurate salary information for each Employee has been separately disclosed on a confidential basis only to Purchaser and Purchaser's counsel, although it is not contained in the Disclosure Package.

(n)   **Permits and Approvals**. **Schedule 3.02(n)** of the Disclosure Package lists material Permits (including each Permit issued by the United States Department of Commerce, the Bureau of Alcohol, Tobacco and Firearms, local, state or federal safety and environmental agencies and the Federal Communications Commission) issued to Seller or the UK Company that are used in the operation of the Business and indicates which material Permits, if any, will be part of the Excluded Assets. All such permits are in full force and effect. Except as set forth on **Schedule 3.02(n)** of the Disclosure Package, to Seller's Knowledge, insofar as Seller or the UK Company or the Business is concerned: (i) neither Seller nor the UK Company nor the Business is in material violation of or under any of its respective Permits, nor is there any existing condition that, with the giving of notice or the passage of time, or both, might reasonably constitute such a violation; and (ii) no Permit of any Governmental Authority that in any such instance is necessary for the continued conduct of the Business as the same is being presently conducted has not been obtained or applied for (including any renewal). There is no proceeding pending or, to Seller's Knowledge, threatened, with respect to any of the foregoing.

(o)   **Compliance with Laws**. Except as set forth on **Schedule 3.02(o)** of the Disclosure Package and except for those claims covered under Section 3.03(g)(x) hereof, to Seller's Knowledge, the Business is being conducted in material compliance with all Legal Requirements applicable to the conduct of the Business. There are no proceedings, investigations or reviews pending or, to Seller's Knowledge, threatened in writing, with respect to any the foregoing.

(p)   **Filing of Tax Returns; Payment of Taxes; Tax Liens**. Except as set forth on **Schedule 3.02(p)** of the Disclosure Package, all Tax Returns required to be filed by Seller with respect to the Business, including any federal consolidated income tax return required to be filed by an Affiliated Group with respect to any period ending on or prior to the Closing Date during which Seller was a member, have been or will be filed on or before the date on which such Tax Returns are required to be filed subject to any applicable extensions. The Purchased Assets are not and will not be encumbered by any Liens, other than Permitted Liens, arising out of or relating to unpaid Taxes. All Taxes due and payable by Seller for any period ending at any time on or prior to the Closing have been or will be accrued on the books and records of Seller and will be paid on or before the dates on which same are due, subject to any applicable extensions, or other than income taxes, will otherwise be accrued in the Closing Balance Sheet and be included in the Assumed Liabilities. All income taxes owed by any Affiliated Group have been paid or accrued for each taxable period during which Seller was a member of such group. Seller has withheld and paid or accrued all Taxes required to have been withheld and paid or accrued in connection with any amount owing to any employee, independent contractor, creditor, stockholder or other Person, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. None of the Assumed Liabilities is an obligation to make any future payments that will not be fully deductible under Sections 161 or 280G of the Code. None of the Purchased Assets (i) secures any debt the interest on which is Tax-exempt under Section 103(a) of the Code, (ii) constitutes "Tax-exempt use property" within the meaning of Section 168(h) of the Code, (iii) constitutes "Tax exempt bond financing property" within the meaning of Section 168(g)(5) of the Code, (iv) is "limited use property" within the meaning of Revenue Procedure 76-30, or (v) will be treated as owned by another Person under Section 168(f)(8) of the Code. Payments made pursuant to the transactions contemplated by this Agreement are not subject to withholding under Section 3406 of the Code or any other provision of applicable law.

(q)   **Absence of Certain Changes and Events.** Except as set forth on **Schedule 3.02(q)** of the Disclosure Package, since December 31, 2002, the Business has been conducted only in the ordinary course consistent with the past practice and except as contemplated by the transactions described herein there has not been any:

(i)   payment, grant or increase of any bonuses, salaries or other compensation to any stockholder, director, officer, consultant or (except in the ordinary course of business consistent with past practice) Employee or UK Employee or entry into any employment, severance or similar contract or arrangement with any director, officer, consultant, Employee or UK Employee with respect or relating to the Business;

(ii)   adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan for or with any Employees or UK Employees;

(iii)   damage to or destruction or loss of any Purchased Asset or asset used by the UK Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition or prospects of the Business, taken as a whole;

(iv)   entry into, termination of or receipt of notice of termination of any license, distributorship, dealer, sales representative, joint venture, credit or similar agreement;

(v)   sale (other than sales of inventory in the ordinary course of Business consistent with past practice), lease or other disposition of any Purchased Asset or asset used by the UK Company or mortgage, pledge or imposition of any lien or other encumbrance on any Purchased Asset or asset used by the UK Company, including the sale, lease or other disposition of any Intellectual Property;

(vi)   cancellation or waiver of any claims or rights, other than as relates to the Excluded Assets or Excluded Liabilities, with a value to the Business in excess of One Hundred Fifty Thousand Dollars ($150,000);

(vii)   material change in the accounting practices used by the UK Company or the Business;

(viii)   guarantee of any debt for borrowed money, borrowing of money or increase of any debt for borrowed money, except borrowings and intercompany transfers for working capital from Seller made in the ordinary course of business consistent with past practice; or

(ix)   agreement, whether oral or written, by Seller or the UK Company with respect or relating to the Business to do any of the foregoing.

Schedule 3.02(q) of the Disclosure Package describes each material pending dispute with any customer or vendor of Seller or the UK Company with respect to the Business where the amount in dispute is in excess of Fifty Thousand Dollars ($50,000) or where the customer or vendor has threatened in writing to terminate the relationship. Since December 31, 2002, as applicable, neither Seller nor the UK Company has received written notice that any material customer or vendor plans to discontinue or materially limit its relationship with respect to the Business.

(r)   **Trademarks and Other Intellectual Property**. **Schedule 3.02(r)** of the Disclosure Package identifies all trade names, trademarks, services marks and copyrights, and their registrations, used in or held for use in the Business or in which Seller or the UK Company has any rights or licenses, together with a brief description of each. Except for the Excluded Intellectual Property and the trademarks, trade names and other names set forth in Section 2.02(a)(x), Seller's Intellectual Property included in the Purchased Assets and the Intellectual Property held by the UK Company, taking into account the Master Propellant License Agreement, constitutes all of the Intellectual Property necessary for Seller to conduct the Business prior to the Closing. Except as set forth on **Schedule 3.02(r)** of the Disclosure Package, to Seller's Knowledge, neither Seller nor the UK Company has infringed and is not now infringing on any trade name, trademark, service mark or copyright in respect of the Business belonging to any other Person, firm or corporation, and, except as set forth on **Schedule 3.02(r)** of the Disclosure Package, neither Seller nor the UK Company has received any actual notice or claim of material infringement or, to Seller's Knowledge, of any material infringement by any Person of the trade names, trademarks, service marks or copyrights set forth on **Schedule**

3.02(r) of the Disclosure Package. **Schedule 3.02(r)** of the Disclosure Package lists any license, agreement or arrangement used in or held for use in the Business to which Seller or the UK Company is a party, whether as licensor, licensee or otherwise, with respect to any trademarks, service marks, trade names or applications therefor, or any copyrights.

          (s)   **Patents**. **Schedule 3.02(s)** of the Disclosure Package identifies all unexpired material domestic and foreign patents, and applications for patents, used in or held for use in the Business and in which Seller or the UK Company has any rights or licenses. Except as set forth on **Schedule 3.02(s)** of the Disclosure Package, there are no pending or, to Seller's Knowledge, threatened, infringement actions or other proceedings, in connection with the Business, that (i) challenge the rights of Seller or the UK Company in respect of any trademarks, patents or applications for patents set forth on **Schedule 3.02(s)** of the Disclosure Package or any other Intellectual Property, (ii) assert that Seller or the UK Company is infringing or is otherwise in conflict with or violating the Intellectual Property rights of any Person, or are required to pay any royalty, license fee or other amount with regard to, any patent or application for patent set forth on **Schedule 3.02(s)** of the Disclosure Package, or (iii) claim that any material default exists under any agreement or arrangement set forth on **Schedule 3.02(s)** of the Disclosure Package. Except as set forth on **Schedule 3.02(s)** of the Disclosure Package, neither Seller nor the UK Company has received any written notice or has Knowledge of any fact, document or instrument, asserting or indicating that the manufacture, use, offering for sale or sale of the products covered by the patents and applications for patents listed on **Schedule 3.02(s)** of the Disclosure Package violate or infringe on any patent or any proprietary or personal right of any Person nor has Seller or UK Company received any notification or has any Knowledge of any non-compliance with any applicable data protection legislation. Except as set forth on **Schedule 3.02(s)** of the Disclosure Package, neither Seller nor the UK Company has received any actual notice or has Knowledge of any fact, document or instrument, asserting or indicating that it is now infringing on any patent or other right listed on **Schedule 3.02(s)** of the Disclosure Package or otherwise violating any proprietary or personal right of any Person. **Schedule 3.02(s)** of the Disclosure Package lists any license agreement or arrangement used in or held for use in the Business to which Seller or the UK Company is a party, whether as licensee, licensor or otherwise, with respect to any patent, application for patent, invention, design, model, process, Trade Secret or formula.

(t)   **Intercompany Transactions and Transactions with Certain Persons**.
Schedule 3.02(t) of the Disclosure Package lists or otherwise refers to all transactions or categories thereof between or among Seller, or any of its Affiliates, with respect to the Business that remain executory on the date hereof, and all liabilities or obligations or categories thereof of the Business to Seller or any of its Affiliates. Except as set forth on **Schedule 3.02(t)** of the Disclosure Package, no officer, director or employee of Seller or the UK Company is (i) a party to any agreement, arrangement or understanding with Seller or the UK Company, other than any of the foregoing relating to compensation for services as an officer, director or employee of Seller or the UK Company or the Business, (ii) a supplier of goods or services to Seller or the UK Company in connection with the Business, or (iii) the lessor of any real or personal property to Seller or the UK Company in connection with the Business.

(u)   **Insurance**. Set forth on **Schedule 3.02(u)(i)** of the Disclosure Package is a complete list, in connection with the Business, of all of Seller's and the UK Company's policies of insurance providing for fire, property, casualty, business interruption, personal or product liability, workers' compensation, errors and omissions and other forms of insurance coverage. Set forth on **Schedule 3.02(u)(ii)** of the Disclosure Schedule is a complete list of those insurance policies that will remain with the UK Company post-Closing, which insurance policies shall not be considered Retained Insurance Policies (the "UK Policies").

(v)   **Environmental Matters**.

(i)   Except as set forth on **Schedule 3.02(v)(i)** of the Disclosure Package, to Seller's Knowledge, there are no conditions or operations on any of the Real Property, which for the avoidance of doubt, excludes the Owned Gainesville Real Estate and the Leased Gainesville Real Estate, at which removal, remediation, repair, construction or capital expenditures are required under applicable Environmental Laws.

(ii)   Except as set forth on **Schedule 3.02(v)(ii)** of the Disclosure Package, to Seller's Knowledge, all operations conducted by Seller or the UK Company in connection with the Real Property are being, and have been, conducted in material compliance with all Environmental Laws.

(iii)   To Seller's Knowledge, Purchaser has been provided with all information pertaining to Seller's and the UK Company's compliance with and liability under

Environmental Laws with respect to the Real Property in the possession of or reasonably available to Seller and the UK Company, including Phase I and Phase II Studies, consultants reports, remediation plans, studies and status reports, communications with environmental counsel, environmental consultants, internal communications, internal audits and correspondence with Governmental Authorities, all as further set forth on **Schedule 3.02(v)(iii)** of the Disclosure Package.

(iv)   Except as set forth on **Schedule 3.02(v)(iv)** of the Disclosure Package, to Seller's Knowledge, Seller and the UK Company submitted all applications and obtained all material permits, consents, registrations, variances, certifications and other governmental approvals required under applicable Environmental Laws ("Environmental Permits") necessary for the operation or conduct of the Business at the Real Property, all such Environmental Permits are, to Seller's Knowledge, in good standing and, to Seller's Knowledge, transferable to Purchaser, and, to Seller's Knowledge, each of Seller and the UK Company is in material compliance with all terms and conditions of such Environmental Permits.

(v)   Except as set forth on **Schedule 3.02(v)(v)** of the Disclosure Package, to Seller's Knowledge, none of the Real Property is subject to any currently effective order, judgment, decree, settlement, legally enforceable commitment or agreement, or, to Seller's Knowledge, to any ongoing judicial or administrative investigation or other proceeding, relating to (A) any Environmental Law or (B) any Remedial Action.

(vi)   Except as set forth on **Schedule 3.02(v)(vi)** of the Disclosure Package, to Seller's Knowledge, Seller and the UK Company filed all material notices and reports required to be filed under any Environmental Law with respect to the Real Property, including, without limitation, notices or reports (A) indicating past or present treatment, storage or disposal of a Hazardous Material, (B) reporting a spill or Release of a Hazardous Material, or (C) reporting a violation of any Environmental Law or any Environmental Permit.

(vii)   Except as set forth on **Schedule 3.02(v)(vii)** of the Disclosure Package, neither Seller nor the UK Company has received any notice or written claim from any Governmental Authority or other Person to the effect that Seller or the UK Company is or may be liable to any Person as a result of any actual or alleged (A) Release or threatened Release of a Hazardous Material at or from any Real Property, (B) violation of any Environmental Law at any

Real Property, or (C) damage to the environment or natural resources, the subject of which has not been fully resolved, nor, to Seller's Knowledge, are there any facts or circumstances including, without limitation, a past or present Release or threatened Release of a Hazardous Material, that could reasonably be expected to form the basis for any such notice or claim.

(viii)   Except as set forth on **Schedule 3.02(v)(viii)** of the Disclosure Package, to Seller's Knowledge, none of the Real Property or other Purchased Assets is listed or proposed for listing on the National Priorities List or in the Comprehensive Environmental Response, Compensation, and Liability Information System pursuant to CERCLA, in the National Corrective Action Priority System pursuant to RCRA or on any similar state list established pursuant to Environmental Laws of sites at which Remedial Action is or may be necessary.

(ix)   Except as set forth on **Schedule 3.02(v)(ix)** of the Disclosure Package, to Seller's Knowledge, none of the Real Property contains any active or inactive (A) unit to treat, store, dispose or recycle hazardous waste, as defined in RCRA, (B) underground or aboveground storage tank, (C) surface impoundment, pit, pond, lagoon, sump, septic system or leach field, (D) landfill, waste pile or wetland, (E) incinerator or open burning pit or area, or (F) solvent degreaser or still, and, to Seller's Knowledge, none of the Real Property contains any (G) asbestos-containing material, (H) polychlorinated biphenyls, (I) lead-based paint, (J) urea formaldehyde insulation, or (K) beryllium-containing material.

(x)   Except as set forth on **Schedule 3.02(v)(x)** of the Disclosure Package, there are no Orders of any Governmental Authority specifically directed to Seller or the UK Company, compliance with which, individually or in the aggregate, to Seller's Knowledge, could reasonably be expected to require capital expenditures or increased annual operating expenses exceeding One Million Dollars ($1,000,000) at any Real Property.

(w)   **Product Liability and Warranties.** Except as set forth on **Schedule 3.02(w)** of the Disclosure Package, since December 31, 1998, neither Seller, in connection with the Business, nor the UK Company has received any claims for product liability or breach of warranty (whether or not covered by insurance) nor has Seller or the UK Company given written notice to any customer of the Business of any defect or deficiency with respect to products designed, manufactured, assembled, repaired, maintained, delivered or installed or services rendered prior to the Closing.

(x) **Material Adverse Change**. Except as set forth on **Schedule 3.02(x)** of the Disclosure Package, since the date of the 2002 Balance Sheet, to Seller's Knowledge, and other than matters affecting the economy in general or the industry of which the Business is a part, including Purchaser's business, there has not been any material adverse change in the Business or the operations, properties, assets or condition of the Business taken as a whole.

(y) **Disclosure** . To Seller's Knowledge, except as set forth on **Schedule 3.02(y)** of the Disclosure Package, no representation and warranty of Seller contained in this Agreement or in the Other Agreements contains an untrue statement of material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

3.03 **Additional Representations and Warranties Concerning the UK Company**. Seller represents and warrants to Purchaser with respect to the Disclosure Package and the matters expressly referred to in this Section 3.03 as follows:

(a) **Incorporation** Each of the UK Company and Sequa UK is a private limited company duly incorporated and validly existing under the laws of England and Wales.

(b) **Solvency**. Except as otherwise disclosed below:

(i) no petition has been presented or order made and no meeting convened or resolution passed for the winding up or administration of the UK Company or for a provisional liquidator to be appointed in respect of the UK Company;

(ii) no distress, execution or other process has been levied on any of the assets of the UK Company;

(iii) no liquidator, provisional liquidator, receiver or an administrative receiver of the UK Company has been appointed; and there is no reason to believe that such a Person might be appointed;

(iv) no voluntary arrangement has been proposed under Section 1 of the Insolvency Act 1986 in respect of the UK Company;

(v)   the UK Company is not insolvent, or unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986, and has not stopped paying its debts as they fall due.

The UK Company would otherwise be insolvent without the financial support provided to it by Seller and its Affiliates, which is described on **Schedule 3.03(b)** of the Disclosure Package, all of which financial support shall terminate as of the Closing.

(c)   **Ownership of Shares**.

(i)   Sequa UK is entitled to sell and transfer the full legal and beneficial ownership of the UK Shares on the terms of this Agreement and the UK Local Agreement without the consent of any Person other than Sequa UK and free from all Encumbrances. The UK Shares comprise the whole of the allotted and issued share capital of the UK Company, have been properly and validly allotted and issued and are each fully paid up.

(ii)   There is no option, right to acquire or Encumbrance on, over or affecting the UK Shares. The UK Company has not exercised or claimed to exercise any Lien over any of the UK Shares. No call on the UK Shares is outstanding. No Person has the right (whether exercisable now or in the future and whether or not contingent) to call for the allotment, conversion, issue, sale or transfer of any shares or loan capital in the UK Company by reason of any agreement, conversion right, option, rights of pre-emption or howsoever otherwise. No claim has been made by any Person to be entitled to any of the foregoing.

(d)   **Conduct in relation to Capital**. The UK Company has not, at any time:

(i)   repaid or redeemed or agreed to repay any shares of any class of its share capital or otherwise reduced or agreed to reduce any class of its issued share capital or purchased any of its own shares or carried out any transaction having the effect of a reduction of capital; or

(ii)   except for the UK Shares, made or resolved or agreed to make any issue of shares or other securities by way of capitalization of profits or reserves.

(e)   **Information**.

(i)   The copies of the memorandum and articles of association of the UK Company delivered to Purchaser are true and complete copies, having attached to them copies of all resolutions and agreements referred to in Section 380(2) of the UK Companies Act 1985, and fully set out the rights and restrictions attaching to each class of share of the UK Company to which they relate. The UK Company has complied in all material respects with all the provisions of its memorandum and articles of association.

(ii)   The statutory books and registers of the UK Company have been properly kept, are written up to date in all material respects and contain a complete and accurate record in all material respects of the matters which should be dealt with in the books and registers.

(iii)   Except as set forth on **Schedule 3.03(e)(iii)** of the Disclosure Package, the UK Company has complied in all material respects with all obligations as to filing of returns, particulars, resolutions and other documents with the Registrar of Companies.

(f)   **Bank Accounts**. All bank accounts, building society accounts and other investment accounts of the UK Company are set forth on **Schedule 3.03(f)** of the Disclosure Package.

(g)   **UK Employees**.

(i)   A complete and accurate list of the (A) names, (B) dates of commencement of continuous employment, and (C) the terms and conditions of employment, including notice periods and details of material benefits of all the UK Employees, is set forth on **Schedule 3.03(g)(i)** of the Disclosure Package as of the date indicated thereon. Salary information that is complete and accurate in all material respects for each UK Employee has been separately disclosed on a confidential basis only to Purchaser and Purchaser's counsel, although it is not contained in the Disclosure Package.

(ii)   Except as set forth on **Schedule 3.03(g)(ii)** of the Disclosure Package, there are no Persons employed or engaged on other terms of service by the UK Company apart from the UK Employees, and all of the UK Employees are wholly employed therein. Except as set forth on **Schedule 3.03(g)(ii)** of the Disclosure Package, none of the UK Employees are on secondment, maternity leave or absent on grounds of disability or other long term leave of absence. Except as set forth on **Schedule 3.03(g)(ii)** of the Disclosure Package, none of the UK Employees have given notice of their intention to take any period of maternity or parental leave within the six (6) months following the Closing.

(iii)   Except as set forth on **Schedule 3.03(g)(iii)** of the Disclosure Package, no Persons have been offered employment commencing after the Closing who would earn a basic salary of more than Thirty Thousand Pounds Sterling (£30,000) per year in aggregate.

(iv)   Except as set forth on **Schedule 3.03(g)(iv)** of the Disclosure Package, the current wages and salaries of all UK Employees, officers, workers and consultants of the UK Company will have been paid up to Closing or will be accrued in the Closing Balance Sheet.

(v)   Except as set forth on **Schedule 3.03(g)(v)** of the Disclosure Package, there are no agreements or other arrangements (whether or not legally binding) between the UK Company and any trade union or other body representing employees which confer any contractual rights upon any of the UK Employees.

(vi)   Except as set forth on **Schedule 3.03(g)(vi)** of the Disclosure Package, the contract of employment of each UK Employee may be terminated by the UK Company without damages or compensation (other than that payable by statute) by the giving of not more than thirteen (13) weeks' notice at any time.

(vii)   Except as set forth on **Schedule 3.03(g)(vii)** of the Disclosure Package, no UK Employee has given or received notice terminating his contract of employment where such notice is due to expire on or after Closing. Except as set forth on **Schedule 3.03(g)(vii)** of the Disclosure Package, no UK Employee or Former UK Employee has been dismissed at any time in the three (3) months preceding the Closing.

(viii)   Except as set forth on **Schedule 3.03(g)(viii)** of the Disclosure Package, no UK Employee will be entitled by reason of this transaction to any one-off payment or similar, or to terminate his service with the UK Company on other than his normal contractual terms.

(ix)   Except as set forth on **Schedule 3.03(g)(ix)** of the Disclosure Package, there are no enhanced redundancy payment or other severance schemes or practices conferring any entitlements on any UK Employees, workers or officers of the UK Company.

(x)   Except as set forth on **Schedule 3.03(g)(x)** of the Disclosure Package, to Seller's Knowledge, the UK Company has complied in all material respects with applicable legislation in relation to the UK Employees, including, without limitation, the Employment Rights Act 1996, the National Minimum Wage Act 1998 (and subsequent Regulations), the Public Interest Disclosure Act 1998, the Working Time Regulations 1998, Section 8 Asylum and Immigration Act 1996 and the Data Protection Act 1998.

(xi)   Except as set forth on **Schedule 3.03(g)(xi)** of the Disclosure Package, no UK Employee or Former UK Employee is involved in any pending or, to Seller's Knowledge, threatened industrial dispute with the UK Company.

(h)   **Pensions**.

(i)   **Schedule 3.03(h)** of the Disclosure Package is a list of each benefit plan sponsored or maintained which covers UK Employees or Former UK Employees (a "UK Benefit Plan").

(ii)   Seller has delivered or otherwise made available to Purchaser true and complete copies of the employee information sheet and summary sheet relating to the UK Pension Scheme.

(iii)   Except as set forth on **Schedule 3.03(h)(iii)** of the Disclosure Package, there are no legal proceedings or governmental actions pending (other than routine claims for benefits) or, to Seller's Knowledge, threatened against any UK Benefit Plan or the benefits thereunder.

(iv)   Except as set forth on **Schedule 3.03(h)(iv)** of the Disclosure Package, to Seller's Knowledge, each UK Benefit Plan currently complies, in all material respects, with its terms and applicable law. Except as set forth on **Schedule 3.03(h)(iv)** of the Disclosure Package, all amounts required to be contributed with respect to the UK Employees and Former UK Employees under the terms of each UK Benefit Plan have been paid as appropriate as of Closing or will be accrued on the Closing Balance Sheet.

(v)   Except as set forth on **Schedule 3.03(h)(v)** of the Disclosure Package, the UK Pension Scheme provides only money purchase benefits within the meaning of Section 181 of the Pension Schemes Act 1993.

(i) **Taxation**.

(i)   The UK Company is and always has been resident for Tax purposes only in the jurisdiction in which it is incorporated.

(ii)   Except as set forth on **Schedule 3.03(i)(ii)** of the Disclosure Package, the UK Company has properly made all returns and provided all information required for Tax purposes and, to Seller's Knowledge, none of such returns is disputed by the Inland Revenue or any other Governmental Authority.

(iii)   Except as set forth on **Schedule 3.03(i)(iii)** of the Disclosure Package, the UK Company has duly paid all Tax which it has become liable to pay and is under no liability to pay any penalty or interest in connection with any claim for Tax.

(iv)   Except as set forth on **Schedule 3.03(i)(iv)** of the Disclosure Package, all payments by the UK Company to any Person which ought to have been made under deduction of Tax have been so made and the UK Company has (if required by law to do so) provided certificates of deduction to such Person and accounted to the Inland Revenue for the Tax so deducted.

(v)   **Schedule 3.03(i)(v)** of the Disclosure Package sets forth full and accurate particulars of:

(A)   the extent to which the book value of a particular class of assets as shown in the 2002 Balance Sheet is in excess of either:-

(1)   the amount falling to be deducted under Section 38 of the Taxation of Capital Gains Act 1992 from the consideration receivable on a disposal of that asset, or

(2)   the balance of the qualifying expenditure attributable to that asset or pool of assets, as the case may be, brought forward into the accounting period in which Closing will occur and save to the extent disclosed, no such excess exists; and

(B)   the extent to which provision for Tax in respect of such excess has been made in the 2002 Balance Sheet.

(C)   No election under Section 35 of the Taxation of Capital Gains Act 1992 is in effect in relation to the UK Company.

(vi)   **Schedule 3.03(i)(vi)** of the Disclosure Package sets forth full and accurate particulars of any claim made by the UK Company prior to the date of this Agreement under Sections 152 or 153 of the Taxation of Capital Gains Act 1992 to which Section 154 of the Taxation of Capital Gains Act 1992 applies which affects or could affect the value of any asset owned by the UK Company on the date hereof.

(vii)   Except as set forth on **Schedule 3.03(i)(vii)** of the Disclosure Package, the UK Company has properly operated the Pay As You Earn system, deducting Tax as required by law from all payments to or treated as made to employees and ex-employees of the UK Company and properly accounted to the Inland Revenue for all Tax so deducted and all returns required pursuant to Section 203 of the Taxes Act 1988 and regulations made thereunder have been properly made and are accurate and complete in all material respects.

(viii)   **Schedule 3.03(i)(viii)** of the Disclosure Package sets forth full details of all dispensations obtained by the UK Company and all details of any visit from the Audit Office of the Inland Revenue since the incorporation of the UK Company including full details of any settlement made pursuant thereto.

(ix)   Except as set forth on **Schedule 3.03(i)(ix)** of the Disclosure Package, the UK Company has not made any payment to or provided any benefit for any officer of the UK Company or UK Employee or former officer of the UK Employee or Former UK Employee that is not allowable as a deduction in calculating the profits of the UK Company for taxation purposes.

(x)   Except as set forth on **Schedule 3.03(i)(x)** of the Disclosure Package, the UK Company has paid all national insurance contributions for which it is liable and has kept proper books and records relating to the same.

(xi)   The UK Company has duly paid or has procured to be paid all stamp duty on documents required to be stamped by virtue of which it enjoys any right. The UK Company has paid all stamp duty reserve tax for which it has been liable.

(xii)   The UK Company has complied in all material respects with all Legal Requirements relating to value added tax and has duly paid or provided for all amounts of value added tax for which the UK Company is liable.

(xiii)   The UK Company is not and has not been, for value added tax purposes, a member of any group of companies and no act or transaction has been effected in consequence whereof the UK Company is liable for any value added tax chargeable against some other Person.

(xiv)   No entity classification election has been made with respect to the UK Company for United States federal income tax purposes since the UK Company's formation.

(xv)   Except as set forth on **Schedule 3.03(i)(xv)** of the Disclosure Package, the UK Company is not a party to any Tax allocation or sharing agreement with respect to the Business.

3.04   Purchaser's Representations and Warranties. Purchaser hereby represents and warrants to Seller as follows:

(a)   **Organization and Existence**. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is duly qualified to do business as a foreign corporation in all other states where Purchaser owns or leases real property.

(b)   **Power and Authority**. Purchaser has requisite corporate power and authority to execute, deliver and perform this Agreement and the Other Agreements.

(c)   **Authorization**. The execution, delivery and performance of this Agreement and the Other Agreements by Purchaser have been duly authorized by all requisite shareholder and corporate action.

(d)   **Binding Effect**. Upon execution and delivery by Purchaser, and assuming the due execution and delivery thereof by the Parties other than Purchaser, this Agreement and the Other Agreements will be and constitute the valid, binding and legal obligations of Purchaser enforceable against Purchaser in accordance with the terms hereof and thereof, except as the enforceability hereof and thereof may be subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the discretion of the courts in granting equitable remedies.

(e) **No Default**. Neither the execution nor delivery of this Agreement or the Other Agreements nor the performance by Purchaser of any or all of its obligations hereunder or thereunder (i) violate or breach, or with the giving of notice or the passage of time or both, will violate or breach, or otherwise constitute or give rise to a default under, the terms or provisions of Purchaser's Articles of Incorporation or Regulations or of any material contract, commitment or other obligation to which Purchaser is a party or by which it or any of its property is bound, (ii) require the consent of any party to any material contract or other agreement to which Purchaser is a party by which it or any of its property is bound, or (iii) violate any laws, orders, injunctions or decrees to which Purchaser or any of its property is subject; with respect to each of (i), (ii) and (iii), except as would not materially affect Purchaser's obligations under this Agreement. Notwithstanding the foregoing, the execution, delivery and performance of this Agreement and the transactions contemplated hereby require certain consents under the GenCorp Credit Facility

(f) **Finders**. Purchaser has not engaged, and is not obligated to, anyone who would be entitled to any broker's, finder's or similar fee or commission on account of acting as a broker, finder or in any other similar capacity in connection with this Agreement, the Other Agreements or the transactions contemplated hereby or thereby.

(g) **Litigation**. There are no claims, suits or proceedings pending or, to Purchaser's Knowledge, threatened against Purchaser that are or would be reasonably likely to affect its ability to perform its obligations under this Agreement. To Purchaser's Knowledge, there is no judgment or Order of any Governmental Authority to which Purchaser, its business or assets are subject that could affect its ability to perform its obligations under this Agreement and the Other Agreements.

(h) **Regulatory Approvals**. All consents, approvals, authorizations and other requirements prescribed by any law, regulation or rule which must be obtained or satisfied by Purchaser and which are necessary for the execution and delivery by Purchaser of this Agreement, the Other Agreements and all other documents and the consummation of the transactions contemplated in this Agreement and the Other Agreements have been obtained or satisfied, except as required by Section 4.06 and as set forth on **Schedule 3.04(h)**.

(i) **Purchaser's 401(k) Plan**. Except as set forth on **Schedule 3.04(i)**, to Purchaser's Knowledge, Purchaser's 401(k) Plan currently complies, in all material respects with its terms and applicable law and there are no legal proceedings pending (other than routine claims for benefits) or, to Purchaser's Knowledge, threatened, against Purchaser's 401(k) Plan, the assets of such plan or the assets of Purchaser with respect to such plans. Purchaser has delivered or made available to Seller a copy of the most recent determination letter issued by the IRS with respect to Purchaser's 401(k) Plan.

(j) **No Knowledge of Seller's Default.** As of the date of this Agreement, Purchaser has no Knowledge that any of Seller's representations and warranties contained in this Agreement or in the Other Agreements are untrue, inaccurate or incomplete or that Seller is in default under any term or provision of this Agreement.

(k) **Disclosure**. To Purchaser's Knowledge, no representation and warranty of Purchaser contained in this Agreement or in the Other Agreements contains an untrue statement of material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

3.05 **Disclaimers**.

(a) **Of Seller**. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III AND IN THE OTHER AGREEMENTS, NEITHER SELLER NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO THE BUSINESS, THE PURCHASED ASSETS OR THE ASSUMED LIABILITIES. WITHOUT LIMITING THE FOREGOING AND EXCEPT TO THE EXTENT INCLUDED WITHIN THE REPRESENTATIONS OR WARRANTIES CONTAINED IN ARTICLE III OR IN THE OTHER AGREEMENTS, SELLER MAKES NO REPRESENTATION OR WARRANTY REGARDING: (A) ANY FINANCIAL STATEMENTS, BUDGETS, LONG RANGE PLANS, STRATEGIC PLANS, MARKET ANALYSIS, FORECASTS, PROJECTIONS, EACS, OPINIONS AND SIMILAR MATERIALS PREPARED OR FURNISHED BY SELLER OR ITS AFFILIATES WITH RESPECT TO THE BUSINESS, THE PURCHASED ASSETS AND

THE ASSUMED OBLIGATIONS, (B) FUTURE PROSPECTS, INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, (C) THE CONDITION OR SAFETY OF THE REAL PROPERTY AND THE IMPROVEMENTS THEREON, INCLUDING, BUT NOT LIMITED TO, PLUMBING, SEWER, HEATING AND ELECTRICAL SYSTEMS, ROOFING, AIR CONDITIONING, FOUNDATIONS, SOILS AND GEOLOGY, LOT SIZE, OR SUITABILITY OF THE REAL PROPERTY AND THE IMPROVEMENTS FOR A PARTICULAR PURPOSE, (D) WHETHER THE APPLIANCES, IF ANY, PLUMBING OR UTILITIES ARE IN WORKING ORDER, (E) THE HABITABILITY OR SUITABILITY FOR OCCUPANCY OF ANY STRUCTURE AND THE QUALITY OF ITS CONSTRUCTION, (F) THE FITNESS OF ANY PERSONAL PROPERTY OR FIXTURE, (G) WHETHER THE IMPROVEMENTS ARE STRUCTURALLY SOUND OR IN GOOD CONDITION, OR (H) THE IMPACT, FINANCIAL AND OTHERWISE, OF NOT OBTAINING CONSENTS AS REQUIRED BY THE TERMS AND CONDITIONS OF THE ASSIGNED CONTRACTS.

(b)   **Of Purchaser**. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III AND IN THE OTHER AGREEMENTS, NEITHER PURCHASER NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER.

ARTICLE IV

Certain Covenants and Agreements Prior to Closing

4.01   Corporate Examinations and Investigations. Prior to the Closing, Purchaser shall, to the extent relating to the Business, be entitled, through its employees, representatives and prospective lenders, to make such investigations of the properties and plants and such examinations of the personnel, books, records, contracts, documents, data and financial condition of Seller or the UK Company as Purchaser may reasonably request. Any such investigation and examination shall be conducted at a reasonable time and under reasonable circumstances and Seller or the UK Company shall reasonably cooperate therein. In order that Purchaser may have the full opportunity to make such business, accounting and legal review, examination or investigation as it may reasonably wish of the business and affairs of Seller or the UK Company, to the extent relating to the Business, Seller or the UK Company shall furnish the representatives of Purchaser during such period with all such information concerning the Business or the UK Company as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate with such representatives in connection with such review and examination. Seller acknowledges that, in order for GenCorp and Purchaser to obtain the debt financing necessary to consummate this transaction, GenCorp and Purchaser require certain audited, unaudited and pro forma financial information in respect of the Business including, without limitation, an audit of the consolidated balance sheet of the Business for the fiscal year ended December 31, 2002, the related audited consolidated statement of income for the period then ended and such additional financial information for interim periods or otherwise sufficient for GenCorp to comply with the requirements of Regulation S-X and other applicable rules and regulations of the Commission. Purchaser has engaged, or will engage, at Purchaser's expense, Ernst & Young LLP ("Ernst & Young"), to perform such audit and related compilations of financial information. Seller hereby agrees that it shall, and shall cause its Affiliates to, use their commercially reasonable efforts to make available to Ernst & Young all resources (including, but not limited to, any appropriate personnel of Seller or its Affiliates) as are reasonably necessary to assist Ernst & Young in the completion of such audit and related compilations of financial information. Certain contracts of the Business are classified or secret and may require a "Need to Know" and a security clearance to enable Purchaser or its agents and representatives to review such contracts and any related documents, facilities and the products. All information and documentation obtained by Purchaser as a result of the foregoing investigation and examination shall be governed by the terms of the Confidentiality Agreement dated May 14, 2001, as amended and extended on May 8, 2002, by and between Purchaser and Sequa (the "Confidentiality Agreement") and as further provided in Section 4.08 and Section 4.09.

      4.02   **Cooperation; Consents**.

      (a)   As promptly as practicable after the date of this Agreement and in any event prior to the Closing, each Party hereto shall in good faith reasonably cooperate with the other to the end that the Parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all Governmental Authorities or other Persons the consent or approval of which, or a license or permit from which, is required for the consummation of the transactions contemplated by this Agreement or any Other Agreement, and (ii) promptly provide to each other such information as the other Party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations. The Parties shall also use their respective commercially reasonable efforts to expedite the review process and to obtain all such necessary consents, approvals, licenses, permits and permit transfers as promptly as practicable. To the extent permitted by any applicable statute or ordinance, the Parties shall request that each Governmental Authority or other Person whose review, consent or approval is requested treat as confidential all information which is submitted to it.

(b)   As soon as practicable following the date hereof, Purchaser shall prepare (with Seller's reasonable assistance), in accordance with Federal Acquisition Regulations Part 42, ¶ 42.12 and any applicable agency regulations or policies, a written request meeting the requirements of the Federal Acquisition Regulations Part 42, as reasonably interpreted by the Responsible Contracting Officer (as such term is defined in Federal Acquisition Regulations Part 42, ¶ 42.1202(a)), which shall be submitted by Seller to each Responsible Contracting Officer, for the United States government to (i) recognize Purchaser as Seller's successor in interest to all of the Assigned Contracts constituting Government Contracts, and (ii) to enter into a novation agreement (each, a "Novation Agreement") in form and substance reasonably satisfactory to Purchaser and Seller, pursuant to which, subject to the requirements of the Federal Acquisition Regulations Part 42, all of Seller's right, title and interest in and to, and all of Seller's obligations and liabilities under, each such Government Contract shall be validly conveyed, transferred and assigned and novated to Purchaser by all parties thereto. Purchaser shall provide to Seller promptly any information regarding Purchaser required in connection with such request. Seller and Purchaser shall each use reasonable efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements with regard to any of the Government Contracts, including responding to any requests for information by the United States government with regard to such Novation Agreement.

4.03   **Conduct of Business**. From the date hereof through the Closing, unless otherwise consented in writing by Purchaser in its sole discretion, Seller shall, and shall cause the UK Company to, conduct its business in the usual and ordinary course consistent with past practice and substantially as conducted at the date hereof, provided, however, that Seller shall be permitted to cause and shall cause Sequa UK and the UK Company to transfer the Excluded UK Assets to a designated Affiliate of Seller prior to the Closing.

4.04   Preservation of Business.

(a)   From the date hereof through the Closing, Seller shall and shall cause the UK Company to use its commercially reasonable efforts, without being obligated to pay any additional compensation or remuneration, to preserve intact the current business organization of Seller, the UK Company and the Business, keep available the services of the current officers, employees and agents of Seller, the UK Company and the Business and maintain the relations and goodwill with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with Seller, the UK Company and the Business.

(b)   From the date hereof through the Closing, Seller shall not and shall cause the UK Company not to, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, or as otherwise permitted by Section 4.03:

(i)   incur or enter into any agreement or commitment involving any capital expenditure in excess of Ten Thousand Pounds Sterling (£10,000) per item and Fifty Thousand Pounds Sterling (£50,000) in aggregate;

(ii)   terminate or serve any notice to terminate, surrender or accept any surrender of or waive the terms of any lease, tenancy or license that is material to the UK Company; agree to any new rent or fee payable in respect of any lease, tenancy or license that is material; enter into or vary any agreement, lease, tenancy, license or other commitment in respect of any Leased Real Property that is material; and sell, convey, transfer, assign or charge the Leased Real Property or grant any rights or easements over the Leased Real Property or enter into any covenants affecting the Leased Real Property or agree to do any of the foregoing;

(iii)   incur any Indebtedness otherwise than in the ordinary and usual course of business;

(iv)   except as required by any Legal Requirement or otherwise in the ordinary course of business, make any amendment to the terms and conditions of employment (including, without limitation, remuneration, pension entitlements and other benefits) of any UK Employee provide or agree to provide any gratuitous payment or benefit to any such Person or any of their dependants, or dismiss or terminate (except with good cause) the employment of any UK Employee or engage or appoint any additional employee;

(v)   discontinue or amend the UK Pension Scheme or commence to wind it up or cause it to cease to admit new members or communicate to any employee any material plan, proposal or intention to amend, wind up, terminate or exercise any discretion other than in the ordinary course of business in relation to the UK Pension Scheme;

(vi)   pay any benefits under the UK Pension Scheme other than in accordance with the terms of the documents governing such scheme and not under any discretionary power;

(vii)   enter into any guarantee, indemnity or other agreement to secure any obligation of any Person or create or agree to create any Encumbrance over any of its assets or undertaking;

(viii)   amend or discontinue any of the UK Policies, fail to notify any insurance claim under any UK Policy in accordance with the provisions of the relevant policy or settle any such claim below the amount claimed;

(ix)   allot, issue, redeem, vary or repurchase or agree to allot, issue, redeem, vary or repurchase any share or loan capital (or option or right to subscribe for the same) of the UK Company; provided, however, that Seller may purchase from Sequa UK all of the UK Shares;

(x)   acquire or agree to acquire any share, shares or other interest in any Person or incorporate any Person;

(xi)   declare, make or pay any dividend or other distribution to shareholders, other than to transfer out any of the cash;

(xii)   make any change to its accounting practices or policies or accounting reference date or amend its memorandum or articles of association, except as required by any Legal Requirement or by generally accepted accounting principles;

(xiii)   change its residence for taxation purposes;

(xiv)   enter into any contract or agreement with Seller or its Affiliates;

(xv)   commence, compromise or discontinue any legal or arbitration proceedings (other than in respect of the collection of debts or of other disputes with customers in the ordinary and usual course of business); or

(xvi) make Tax elections (including for the avoidance of doubt, any surrender of Group Relief).

4.05 <u>Notification</u>. Between the date of this Agreement and the Closing, Seller will promptly notify Purchaser in writing if Seller has Knowledge of any fact or condition that causes or constitutes a breach of any of Seller's representations and warranties as of the date of this Agreement, or if Seller has Knowledge of the occurrence after the date of this Agreement of any fact or condition that would reasonably be expected to cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Seller will, <u>provided</u> Seller has Knowledge thereof, promptly notify Purchaser of the occurrence of any breach of any covenant of Seller in this ARTICLE IV or of the occurrence of any event that may make the satisfaction of the conditions in ARTICLE V impossible or unlikely.

Between the date of this Agreement and the Closing, Purchaser will promptly notify Seller in writing if Purchaser has Knowledge of any fact or condition that causes or constitutes a breach of any of Purchaser's representations and warranties as of the date of the Agreement, or if any Purchaser has Knowledge of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) reasonably be expected to cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Purchaser will, <u>provided</u> Purchaser has Knowledge thereof, promptly notify Seller of the occurrence of any breach of any covenant of Purchaser in this ARTICLE IV or of the occurrence of any event that may make the satisfaction of the conditions in ARTICLE V impossible or unlikely.

4.06 <u>Hart-Scott-Rodino Act and Foreign Filings</u>. The Parties will as soon as reasonably practical after the date hereof, but in no event later than five (5) Business Days after the date of this Agreement, file Notification and Report forms under the Hart-Scott-Rodino Antitrust Improvements Act (the "H.S.R. Act") with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice ("Justice") and, as soon as reasonably practicable after the date hereof, any similar foreign filings, if any, that are required, with respect to the transactions contemplated herein and shall use their best efforts to respond as promptly as practicable to all inquiries received from the FTC or Justice for additional information or documentation. To the extent permitted by law, the Parties shall request such Governmental Authorities to treat as confidential all such information submitted to them and shall take all actions requested by Purchaser to cause early termination of any applicable waiting period under the H.S.R. Act. Purchaser agrees to use its commercially reasonable efforts to obtain approval under the H.S.R. Act, including divesting assets after the Closing to the extent required to obtain approval under the H.S.R. Act. Purchaser shall pay all fees associated with the filing of the Notification and Report forms of the H.S.R. Act.

4.07 **Government Contracts**. Seller will use commercially reasonable efforts and provide reasonable cooperation in making personal introductions of representatives of Purchaser to the contracting officers responsible for the award and administration of the Government Contracts. The purposes of such introductions will include allowing Purchaser to discuss the need for novation or other approvals of the transactions contemplated by this Agreement and related agreements by Governmental Authorities or prime contractors, and ensuring good customer relationships following the Closing.

4.08 **Confidentiality**. At all times prior to the Closing (and, if this Agreement is terminated, at all times after such termination), none of the Parties or any of their respective agents, representatives or Affiliates will disclose or use any confidential information of or with respect to the other Parties to this Agreement or the conduct of its business, except to the extent that any such confidential information subsequently becomes public knowledge other than as a result of a violation of this Section 4.08 by such Party or any of its agents, representatives or Affiliates. For purposes of this Agreement, "confidential information" with respect to any Party shall include, without limitation, (a) plans, programs, documents, agreements or other material relating to the business, services, marketing or activities of such Party, and (b) Trade Secrets, market reports, customer investigations, customer lists, computer software and other similar information that is treated as proprietary information by such Party. For the avoidance of doubt, the terms and conditions of the Confidentiality Agreement shall continue to apply to Purchaser if the Closing does not take place.

Except as otherwise allowed pursuant to this Agreement, Purchaser, Seller and the UK Company will keep confidential the terms of this Agreement unless any Party's counsel advises such Party that it is required by or advisable under applicable law or regulation (including the Securities Act, the Exchange Act, as amended, and the rules and regulations thereunder) or stock exchange rules and procedures to divulge the same, or unless such information is disclosed in an action between the Parties or is otherwise required by order of competent judicial or administrative authority to be disclosed, and such Party will only divulge such information in accordance with such law, regulation, rule or procedure, as applicable.

4.09 **Return of Information**. If this Agreement is terminated, the Parties and their Affiliates will treat all confidential information of the other Party and its Affiliates in accordance with the Confidentiality Agreement.

4.10 **No Shop**. From the date hereof through the Closing, except with the prior written approval of Purchaser or to the extent necessary to effect the transactions contemplated by and pursuant to the terms of this Agreement, Seller and its Affiliates will not permit their respective officers, directors, employees, agents, consultants or other representatives to, directly or indirectly: (a) solicit or initiate discussions with or any inquiries or proposals from any Person or other group concerning any sale of the stock of Seller, or any merger, consolidation or business combination with, or purchase of or sale of all or any substantial portion of the assets of, the Business or any similar transaction involving Seller, the UK Company or the Business; or (b) negotiate with or provide any non-public information to any Person or other group other than Purchaser other than in connection with the transactions entered into in the ordinary course of the business of Seller and not relating to the sale of the Business.

4.11 **Payment of Indebtedness by Related Parties**. Prior to the Closing, Seller will cause:

(a) all Indebtedness owed to or by Seller or any Affiliate (including the UK Company) or related Person of Seller including the UK Company with respect to the Business to be paid in full in accordance with its terms, and

(b) Seller's lenders to terminate and release all Liens in, to and on the Purchased Assets.

4.12 **Title Insurance**.

(a) Not less than twenty (20) days prior to Closing, Purchaser may, at Purchaser's election and sole cost and expense, obtain and provide Seller with a copy of Seller's preliminary title report for an owner's policy of title insurance for the Real Property, from a title insurance company selected by Purchaser (the "Title Company"), along with copies of all documents and instruments reflecting items noted as exceptions of title (the "Preliminary Report"). The Preliminary Report, if any, will be in sufficient detail to provide the basis for the issuance of the Policy (as defined below).

(b)   Not less than twenty (20) days prior to Closing, Purchaser may, at Purchaser's election and sole cost and expense, deliver to Seller and the Title Company an as-built ALTA Survey of the Real Property in form and substance acceptable to Purchaser and sufficient to enable the Title Company to delete the so-called standard exception for matters disclosed by an accurate survey (the "Survey").

(c)   Within ten (10) days after Purchaser receives the Preliminary Report and the Survey in each case, if any, Purchaser will indicate which exceptions, Liens, encroachments, overlaps, protrusions, boundary line disputes or other matters shown in the Preliminary Report and the Survey (collectively "Defects") do not constitute Permitted Liens. Seller will cure or remove or cause the Title Company to provide affirmative coverage, in form and substance acceptable to Purchaser, with respect to all Defects that are not (i) de minimus or (ii) set forth in the Disclosure Package as of the date hereof.

(d)   Prior to Closing, Purchaser may obtain, at its election, an ALTA Extended Policy of Title Insurance or its equivalent from the Title Company (the "Policy") or a binding undertaking from the Title Company to issue such policy insuring, in an amount reasonably determined by Purchaser, that solid leasehold title to the Real Property is vested in Seller. The Policy will contain no exceptions other than the Permitted Liens (including any so-called "standard exceptions") and will insure leasehold title to the Real Property in Seller with such affirmative endorsements as may be requested by Purchaser, including, but not limited to, zoning (Form 3.1), survey, access, nonimputation and contiguity. The cost of the premium charged by the Title Company will be paid by Purchaser.

(e)   With respect to the Owned Real Property, if Purchaser elects to obtain the Policy, Seller will deliver an affidavit and indemnity to the Title Company against unfiled mechanics' and materialmen's liens against such Real Property and an affidavit of non-foreign ownership.

4.13 **Tax Certificates**. On or prior to the Closing Date, Seller will provide Purchaser with all FIRPTA documentation that may be required by any Taxing Authority in order to relieve Purchaser of the obligation to withhold or escrow any portion of the Purchase Price with respect to the sale of the Owned Real Estate included within the Purchased Assets.

4.14 **Supplements and Updates to Schedules**. Subject to Sections 5.01(k) and 5.02(f), either Party may, at any time and from time to time, between the date of this Agreement and the date that is five (5) Business Days before the Closing Date (or, if the matter requiring disclosure arises during the five (5) Business Days before the Closing Date, the Closing Date) (the "Supplement Period"), update or supplement any Schedules required by this Agreement to be delivered by such Party in order to incorporate disclosure regarding matters first occurring or otherwise discovered during the Supplement Period to the extent that such matters do not arise out of any breach by such Party of a covenant or other agreement contained in this Agreement. No update or supplement in accordance with this Section 4.14 shall serve to cure any material breach of either Party's representations and warranties as of the date of this Agreement; provided however, in the event of any material breach of any of Seller's representations and warranties as of the date of this Agreement that are discovered during the Supplement Period, at Purchaser's sole discretion, Purchaser may pursue its rights and remedies under Section 5.03 and ARTICLE IX or, if Purchaser desires to pursue Closing notwithstanding such breach, require that the Parties negotiate in good faith for a period no longer than five (5) Business Days (the "Negotiation Period") regarding an adjustment to the Purchase Price, an amendment to this Agreement or the Other Agreements, if applicable, or both, taking into account the impact, if any, to the Business and/or the transactions contemplated herein as a result of such material breach. If no resolution is agreed to by the Parties during the Negotiation Period, both Parties shall retain their respective termination rights and remedies or rights to indemnification, as the case may be, in respect of any material breach in accordance with Section 5.03, ARTICLE IX or both.

4.15 **Satisfaction of Conditions**. The Parties will cooperate and use their commercially reasonable efforts to cause the conditions set forth in ARTICLE V to be satisfied as soon as practicable after the date hereof but in any event prior to the Drop Dead Date, including, without limitation, reaching mutual agreement as to the final terms and conditions of any Other Agreement (or any schedule or exhibit thereto) that is not correct, complete and final on the date of this Agreement. For the purposes of the preceding sentence, "mutual agreement" shall include the agreement of ARC Automotive with respect to Exhibit C (Specifications) and Schedule 6.1 (Capacity) to the Long Term Supply contract. In addition, the Parties agree not to take any action that would reasonably be expected to delay, impair, impede or frustrate the consummation of the transactions contemplated herein.

4.16 **Termination of Tax Sharing Agreements; Surrender of Group Relief**.

(a) Seller shall, or shall cause its Affiliates, to terminate all Tax sharing agreements or practices among or between the UK Company on the one hand, and any of Seller or any of its Affiliates on the other hand as of the Closing, and no payments relating thereto shall be made subsequent to the Closing. Seller shall, or shall cause its Affiliates, to terminate all powers of attorney authorizing any party to represent the UK Company with respect to Taxes on or before the Closing.

(b) Subject to Section 4.17, Purchaser shall cause the UK Company to surrender to Warwick all such Group Relief properly relating to any period prior to Closing as Warwick may direct after Closing in writing pursuant to the existing practices between the UK Company and Warwick, details of which are set forth on **Schedule 3.03(i)(xv)** of the Disclosure Package. Purchaser shall cause the UK Company to take all steps reasonably requested by Warwick, at Warwick's expense, in relation to the surrender to be made under this Section 4.16(b), including any request that the UK Company shall sign and submit to the Inland Revenue notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and such other documents and returns as may be necessary to secure that full effect is given to this Section 4.16(b).

4.17 **Limitation on Group Relief**. Purchaser shall not be required to procure any surrender of Group Relief pursuant to Section 4.16(b) to the extent that the losses available for surrender do not exceed any amount to be brought into charge in accordance with Section 94 Taxes Act 1988, except to the extent that the amount brought into charge to tax under Section 94 Taxes Act 1988 reduces or shall reduce the losses available for surrender to Warwick in a later period or part-period.

ARTICLE V

Conditions

5.01 **Conditions to Purchaser's Obligations**. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions at or before the Closing (any of which may be waived by Purchaser, in whole or in part) and in no event whatsoever later than the Drop Dead Date, unless extended in writing by the mutual consent of the Parties hereto, each in its sole discretion:

(a) **Truth of Representations and Warranties**. The representations and warranties of Seller contained in this Agreement, the Schedules and the Disclosure Package must be true, accurate and complete (without giving effect to any limitations as to materiality set forth in such representations and warranties) in all material respects as of the date hereof and as of the Closing (other than representations and warranties made as of another specific date, which representations and warranties shall have been true and correct as of such date), except with respect to the effect of transactions contemplated or permitted by this Agreement, and Seller shall have delivered to Purchaser an officer's certificate to such effect in accordance with Section 6.03(a).

(b) **Performance of Covenants**. Seller shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed and complied with by Seller on or prior to the Closing; Seller shall have delivered to Purchaser all documents, certificates and instruments required to be delivered by Seller under the terms of this Agreement; and Seller shall have delivered to Purchaser an officers' certificate to such effect in accordance with Section 6.03(a).

(c) **Consents**. All third party consents and approvals set forth on **Exhibit O** shall have been obtained and must be in full force and effect.

(d) **No Restraints**. There shall not have been issued and in effect any injunction or similar legal order prohibiting or restraining consummation of any of the transactions herein contemplated and no legal action or governmental investigation which might reasonably be expected to result in any such injunction, order challenge, other relief or delay or interference shall be pending.

(e)   **Permits and Approvals**. Any and all material Permits, approvals and consents from any Governmental Authority or other Person or entity required for the consummation of the transactions contemplated hereby, including, without limitation, any legally required transfers of Permits necessary for the lawful operation of the Business by Purchaser, shall have been obtained. All applicable waiting periods under the H.S.R. Act shall have expired or approvals required by **Schedule 3.02(n)** of the Disclosure Package shall have been obtained.

(f)   **No Material Adverse Change**. There shall have been no material adverse change (whether or not in the ordinary and usual course of business) in the financial condition, assets, liabilities, personnel, business or results of operations of the Business or any material damage, destruction or loss that could reasonably be expected to materially and adversely affect the business, condition (financial or otherwise), assets, properties, liabilities, assets or results of operation of the Business. For purposes of this Section 5.01(f), "Material Adverse Change" shall not include an event or condition affecting the economy generally or the industry of which the Business is a part generally.

(g)   **Global Agreement; Advance Agreement, etc.**. The United States government shall have entered into an advance agreement with Purchaser, pursuant to which costs incurred by Purchaser under the Environmental Action Agreement may be included as allowable costs under Purchaser's existing Global Agreement, and Purchaser shall have reasonably determined either that no other novations, consents, approvals or waivers from Governmental Authorities or from prime contractors and subcontractors are necessary in connection with the transactions contemplated by this Agreement and related agreements, or that all such novations, consents, approvals and waivers can be reasonably expected to be forthcoming within a reasonable period of time after the Closing Date without the imposition of any conditions that Purchaser in good faith determines would be materially burdensome.

(h)   **Estoppel and Non-Disturbance for Leased Real Property**. Purchaser shall have obtained an estoppel certificate from the landlord for each Leased Real Property and a non-disturbance agreement from any mortgage lender for each Leased Real Property, in each case in form and substance reasonably satisfactory to Purchaser.

(i)   **Financing**. GenCorp shall have consummated a debt financing sufficient to enable Purchaser to receive the cash necessary to make the payment to Seller required by Section 2.13.

(j)   **Release of Liens**. Seller shall have obtained the release and cancellation of (i) all Liens except Permitted Liens with respect to the Purchased Assets and (ii) all Encumbrances with respect to the UK Shares.

(k)   **Approval of Disclosure Package**. Purchaser shall have consented, in its sole discretion, to the form and substance of any Schedule that constitutes, in accordance with Section 4.14, a supplement or update to a Schedule previously delivered to Purchaser.

(l)   **Consent**. GenCorp shall have obtained any lender consents required under the GenCorp Credit Facility.

5.02   Conditions to Seller's Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of each of the following conditions at or before the Closing (any of which may be waived by Seller, in whole or in part) and in no event later than the Drop Dead Date, unless extended in writing by the mutual consent of the Parties, each in its sole discretion:

(a)   **Truth of Representations and Warranties**. The representations and warranties of Purchaser contained in this Agreement must be true, accurate and complete (without giving effect to any limitations as to materiality set forth in such representations and warranties) in all material respects as of the date hereof and as of the Closing (other than representations and warranties made as of another specific date, which representations and warranties shall have been true and correct as of such date), except with respect to the effect of transactions contemplated or permitted by this Agreement, and Purchaser shall have delivered to Seller a duly executed officer's certificate to such effect in accordance with Section 6.03(c).

(b)   **Performance of Covenants**. Purchaser shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed and complied with by Purchaser on or prior to the Closing; Purchaser shall have delivered all documents, certificates and instruments required to be delivered by Purchaser under the terms of this Agreement; and Purchaser shall have delivered to Seller a duly executed officer's certificate to such effect in accordance with Section 6.03(c).

(c)   **No Restraints**. There shall not have been issued and in effect any injunction or similar legal order prohibiting or restraining consummation of any of the transactions herein contemplated and no legal action or governmental investigation which might reasonably be expected to result in any such injunction or order shall be pending.

(d)   **Permits and Approvals**. Any and all material Permits, approvals and consents from any Governmental Authority or other Person or entity required for the consummation of the transactions contemplated hereby shall have been obtained, including any necessary permits, variances or waivers to enable ARC Automotive to conduct its business in Camden, Arkansas, and Seller to conduct its business in Gainesville, Virginia, as contemplated by this Agreement and the Other Agreements, in a manner substantially similar to the conduct of such businesses as of the date of this Agreement. All applicable waiting periods under the H.S.R. Act shall have expired or approvals required by **Schedule 3.02(n)** of the Disclosure Package shall have been obtained.

(e)   **Payment of Purchase Price**. Purchaser shall have paid the Purchase Price in the manner provided herein.

(f)   **Approval of Schedules**. Seller shall have consented, in its sole discretion, to the form and substance of any Schedule that constitutes, in accordance with Section 4.14, a supplement or update to a Schedule previously delivered to Seller.

    5.03   **Termination**.

(a)   This Agreement may be terminated as follows:

(i)   at any time prior to the Closing by mutual written consent of Seller and Purchaser;

(ii)   by Purchaser prior to the Closing, if there has been a material breach or failure of, or material inaccuracy in a representation, warranty or covenant in this Agreement (including the Disclosure Package without giving effect to any supplement thereto), or any certificate, instrument or other document delivered pursuant thereto, of Seller;

(iii)   by Seller prior to the Closing, if there has been a material breach or failure of, or material inaccuracy in a representation, warranty or covenant in this Agreement (including Purchaser's schedules without giving effect to any supplement thereto), or any certificate, instrument or other document delivered pursuant thereto, of Purchaser;

(iv)   by Seller or by Purchaser if the Closing shall not have occurred as provided in Section 6.02 for any reason other than the willful refusal of the terminating Party to comply fully with its obligations hereunder; or

(v)   by Seller or Purchaser if the conditions precedent referred to in Section 5.01 or Section 5.02, respectively, have not for any reason other than the failure of the terminating Party to comply fully with its obligations and requirements hereunder, been completed by the Drop Dead Date.

(b)   Any termination of this Agreement in accordance with the provisions of Section 5.03(a)(ii), Section 5.03(a)(iii), Section 5.03(a)(iv) or Section 5.03(a)(v) shall be effected by the terminating Party providing written notice of such termination to the other Parties to this Agreement prior to or at the Closing in accordance with the provisions of Section 10.05.

(c)   In the event that this Agreement is terminated in accordance with the provisions of Section 5.03(a)(i), Section 5.03(a)(iv) or Section 5.03(a)(v), Seller shall have no obligation to Purchaser, and Purchaser shall have no obligation to Seller. If any of the Parties shall terminate this Agreement in accordance with Section 5.03(a)(ii), Section 5.03(a)(iii) or in violation of this Agreement, the rights of Purchaser or Seller, as the case may be, to pursue all legal remedies for claims arising out of or relating to breach of contract (excluding damages for diminution in value, lost profits and rents and business interruption losses and indirect, punitive, exemplary and consequential damages) shall survive unimpaired provided, however, that to the extent that any part of such claim for breach of contract arises out of or results from an alleged breach of warranty as of the date of this Agreement, such claim or part thereof shall be governed by ARTICLE IX. Notwithstanding the foregoing, upon any termination, the obligations of the Parties set forth in Section 4.06, Section 4.08, Section 4.09, ARTICLE IX and Section 10.03, the Confidentiality Agreement and under any provision hereof that expressly states that it shall survive termination of this Agreement shall survive and be binding upon and enforceable against the Parties hereto, including by injunction or specific performance.

ARTICLE VI

The Closing

6.01 **The Closing**. For purposes hereof, "Closing" means the time and place at which the transactions contemplated by this Agreement are consummated and the documents and instruments referred to in Section 6.03 are executed and delivered by the Parties.

6.02 **Time, Date and Place of Closing**. Unless extended by the Parties by mutual agreement, the Closing will occur and be effective as of 11:59 p.m. (Eastern Daylight Time) on the later of (a) June 30, 2003, or (b) the date that is five (5) Business Days following satisfaction of all of the conditions referred to in Section 5.01 and Section 5.02 (the "Closing Date"), but in no event whatsoever later than one hundred twenty (120) days from the date hereof (the "Drop Dead Date"). The Closing will take place at 10:00 a.m. on the Closing Date at the offices of Atlantic Research Corporation, 5945 Wellington Road, Gainesville, Virginia 20155-1699, or such as location as mutually agreed and designated in writing by the Parties.

6.03 **Deliveries at Closing**. At the Closing:

(a) Seller shall deliver to Purchaser the certificate referenced in Sections 5.01(a) and 5.01(b) and one or more additional certificates, in each case, executed by a duly authorized officer of Seller, to the effect that:

(i) all corporate and other proceedings or actions required to be taken by Seller in connection with the transactions contemplated by this Agreement and the Other Agreements have been taken;

(ii) if and only to the extent that Seller has obtained such consents or approvals, those consents or approvals, or effective waivers thereof, to or of assignment, of those Persons set forth on **Exhibit O** have been obtained;

(iii) all requisite governmental approvals and authorizations necessary for consummation by Seller and its Affiliates of the transactions contemplated hereby and by the Other Agreements have been duly issued or granted; and

(iv) there has not been issued, and there is not in effect, any injunction or similar legal order against Seller or its Affiliates prohibiting or restraining consummation of any of the transactions herein contemplated or in any of the Other Agreements, and no legal or governmental action, proceeding or investigation which might reasonably be expected to result in any such injunction or order is pending against Seller or its Affiliates.

(b)   Seller shall deliver to Purchaser:

(i)   one or more duly executed bills of sale in a form reasonably acceptable to Purchaser ("Bill of Sale");

(ii)   one or more duly executed instruments of assignment and assumption of the Assigned Contracts in a form reasonably acceptable to Purchaser ("Instrument of Assignment and Assumption");

(iii)   one or more duly executed instruments effecting the transfer of Seller's ownership interests in the Purchased Joint Ventures in a form reasonably acceptable to Purchaser ("Instrument of Transfer of Purchased Joint Ventures");

(iv)   one or more duly executed assignments of trademarks in a form reasonably acceptable to Purchaser ("Assignment of Trademarks");

(v)   one or more duly executed assignments of patents in a form reasonably acceptable to Purchaser ("Assignment of Patents");

(vi)   a duly executed Transition Services Agreement;

(vii)   a duly executed Gainesville Services Agreement;

(viii)   a duly executed Office Leases for the Owned Gainesville Real Estate;

(ix)   duly executed Camden Subleases;

(x)   duly executed warranty deeds for the Owned Real Estate in a form reasonably acceptable to Purchaser;

(xi)   a duly executed Long Term Supply Contract;

(xii)   a duly executed Master Propellant License Agreement;

(xiii)   a duly executed Environmental Action Agreement;

(xiv)   a duly executed UK Local Agreement;

(xv)   duly executed Novation Agreements;

(xvi)   a duly executed Sequa Guaranty;

(xvii)   certified copies of resolutions of the Board of Directors of Seller authorizing this Agreement and the Other Agreements, the transactions contemplated by this Agreement and the obligations of Seller hereunder and thereunder;

(xviii)   a good standing certificate from the Secretary of State of Delaware, certifying as of a date not more than fifteen (15) days before the Closing Date, that Seller is a corporation in good standing under the laws of the State of Delaware;

(xix)   other than as relates to the Excluded Assets and Excluded Liabilities, custody of or control over the originals of all books, records, correspondence, databases and papers of Seller used in or held for use in the Business; and

(xx)   a cross-receipt acknowledging receipt of the Purchase Price.

(c)   Purchaser shall deliver to Seller the certificate referenced in Sections 5.02(a) and 5.02(b) and one or more additional certificates, in each case, executed by a duly authorized officer of Purchaser to the effect that:

(i)   all corporate and other proceedings required to be taken by Purchaser in connection with the transactions contemplated by this Agreement and the Other Agreements have been taken;

(ii)   all requisite governmental approvals and authorizations necessary for consummation by Purchaser of the transactions contemplated hereby and by the Other Agreements have been duly issued or granted; and

(iii)   there has not been issued, and there is not in effect, any injunction or similar legal order prohibiting or restraining consummation by Purchaser of any of the transactions herein contemplated and by the Other Agreements, and no legal or governmental action, proceeding or investigation which might reasonably be expected to result in any such injunction or order is pending against Purchaser.

(d)   Purchaser shall deliver to Seller:

(i)   the Purchase Price by means of a wire transfer of immediately available funds to an account or accounts designated by Seller at least two (2) Business Days prior to Closing;

(ii)   one or more duly executed Instruments of Assignment and Assumption;

(iii)   one or more duly executed Instruments of Transfer of Purchased Joint Ventures;

(iv)   one or more duly executed Assignments of Trademarks;

(v)   one or more duly executed Assignments of Patents;

(vi)   a duly executed Transition Services Agreement;

(vii)   a duly executed Gainesville Services Agreement;

(viii)   duly executed Office Leases;

(ix)   duly executed Camden Subleases;

(x)   a duly executed Long Term Supply Contract;

(xi)   a duly executed Master Propellant License Agreement;

(xii)   a duly executed Environmental Action Agreement;

(xiii)   a duly executed UK Local Agreement;

(xiv)   duly executed Novation Agreements;

(xv)   a duly executed GenCorp Guaranty;

(xvi)   a duly executed instrument of assumption of the Assumed Liabilities in a form reasonably acceptable to Seller (the "Instrument of Assumption");

(xvii)   certified copies of a resolution of the Board of Directors of Purchaser authorizing this Agreement and the Other Agreements, the transactions contemplated by this Agreement and the obligations of Purchaser hereunder and thereunder;

(xviii)   Resale Tax Exemption Certificates duly executed by Purchaser in a form reasonably acceptable to Seller; and

(xix)   a cross-receipt acknowledging receipt of the Purchased Assets.

ARTICLE VII

Certain Covenants and Agreements After Closing

7.01   **Further Conveyances and Assurances**. After the Closing, Seller will, without further cost or expense to, or consideration of any nature from, Purchaser, execute and deliver, or cause to be executed and delivered, to Purchaser such additional documentation and instruments, and will take such other and further actions, as Purchaser may reasonably request as more completely to sell, transfer and assign to and fully vest in Purchaser ownership of the Business and all of the Purchased Assets.

After the Closing, Purchaser will, without further cost or expense to, or consideration of any nature from, Seller, execute and deliver, or cause to be executed and delivered, to Seller such additional documentation and instruments, and will take such other and further actions, as Seller may reasonably request as more completely to sell, transfer and assign to and fully vest in Purchaser all of the Assumed Liabilities. In addition, after the Closing, Purchaser will use commercially reasonable efforts to obtain Sequa's release from the Sequa Real Estate Guaranty including offering the holder of such guaranty such substituted guaranty of any of GenCorp, Purchaser or their respective Affiliates as may be reasonably acceptable to such holder and as may be permitted in accordance with GenCorp's existing financing arrangements or other applicable material contractual arrangements.

7.02   **Further Consents to Assignment**. With respect to those consents or approvals (or effective waivers thereof) to or of assignment and all novations which are not obtained on or prior to Closing and which are waived by the applicable Party as a closing condition:

(a)   the Parties will make all reasonable efforts to obtain such consent, approval (or an effective waiver thereof) or novation;

(b)   if the Parties are unable to obtain such consent or approval, or an effective waiver thereof, or novation, then, with respect to the contract, lease, license, permit, approval or other item of which such consent or approval of or to the effective assignment or the novation is requested by Purchaser at or after the Closing, (i) this Agreement shall not constitute or be deemed to be an assignment or an agreement to assign such item if an attempted assignment without such consent, approval or novation, or an effective waiver thereof, would constitute a breach of or default under such item or create in any party thereto the right or power to cancel or terminate such item, and (ii) Seller will provide or cause to be provided to Purchaser the benefit of Seller's rights under or pursuant to such item, including enforcement (at Purchaser's sole cost and expense) of any and all rights of Seller, as the case may be, against any other Person (including any Governmental Authority) as Purchaser may request; provided, however, that Seller and Purchaser shall share equally the expense of any amounts or consideration paid to any other Person up to a combined limit of One Hundred Thousand Dollars ($100,000), and neither Seller nor Purchaser shall be obligated to incur any additional cost or expense unless expressly agreed to in writing, such agreement to be in each Party's sole discretion; and

(c) neither Party will be obligated to pay consideration (other than costs of providing the benefit of such item as described in Section 7.02(b)) in order to obtain any consent or approval, or an effective waiver thereof, or novation, unless otherwise agreed by the Parties in writing, each in its reasonable discretion. The Parties will cooperate in obtaining any required consent or approval, or an effective waiver thereof, or novation, pursuant to an economic arrangement satisfactory to the Parties.

7.03 **Access**. For a period of seven (7) years following the Closing or such other period as required by applicable law, rule or regulation, Purchaser will retain all business, financial and other records of Seller relating to the Business which are included in the Purchased Assets. During such period, Purchaser will afford authorized representatives of Seller reasonable access to all of such records at reasonable times and during normal business hours upon prior reasonable notice at the principal business office of the Business, or as directed by Purchaser at such other location or locations at which such business records may be stored or maintained from time to time, and will permit such representatives to make abstracts from, or copies of, any of such records, or to obtain temporary possession of any thereof as may be reasonably required by Seller at Seller's sole cost and expense. During such period, Purchaser will, at Seller's expense (including reimbursement of Purchaser's out-of-pocket expenses), reasonably cooperate with Seller in furnishing information, evidence, testimony and other reasonable assistance in connection with any action, proceeding or investigation relating to the Business prior to the Closing. Purchaser will not destroy any such records without first giving Seller thirty (30) days' prior written notice and an opportunity for Seller to obtain possession of such records at Seller's expense.

7.04   <u>**Use of Trademark and Trade Names**</u>. Notwithstanding anything to the contrary in this Agreement, Purchaser, after the Closing, may continue to use "Sequa," "Atlantic Research Corporation," "ARC" and "ARC UK" and the stylized logo of each such entity (a) in displays, signage and postings for nine (9) months after the Closing Date, to the extent such displays, signage or postings exist on the Closing Date, (b) with respect to all existing contracts for the term of such contracts, (c) for a period of one (1) year, to state the Business' former affiliation with Sequa or its Affiliates, and (d) to the extent the trade names, trademarks, service marks or logos of any of Sequa or its Affiliates appear on stationery, packaging materials, supplies or inventory on hand as of the Closing or on order at the time of the Closing, until such is exhausted. Purchaser agrees to change the name of the UK Company as soon as practicable after the Closing, but, in any event, within three (3) months of the Closing Date.

7.05   <u>**Non-Solicitation of Employees**</u>. For a period of eighteen (18) months following the Closing Date, (a) Purchaser shall not, and shall cause its Affiliates not to, solicit any employee of Seller for employment by Purchaser or any of its Affiliates without the prior written consent of Sequa, and (b) Seller shall not, and shall cause its Affiliates not to, solicit Transferring Employees for employment by Seller or any of its Affiliates, without the prior written consent of Purchaser. For the avoidance of doubt, an employee shall be deemed not to have been solicited for employment if (i) such employee or its agent has initiated any communication or contact for the purpose of discussing any potential employment of such employee, or (ii) such employee responds to a general public advertisement for job openings. Nothing herein shall prohibit any Party or any of its respective Affiliates from employing or offering to employ any employee if such employee was not solicited for employment.

7.06   <u>**Covenant Not to Compete**</u>. For a period of five (5) years, from and after the Closing Date (the "Restricted Period"), Seller shall not, directly or indirectly through any of its Affiliates, engage in, participate in or make any financial investment in any Person that engages directly or indirectly in any business that competes with the Business as conducted at the Closing (a "Competitive Business"); <u>provided</u>, <u>however</u>, that nothing herein shall prohibit an investment in less than five percent (5%) of then-outstanding equity securities (as determined at the time of the investment) in a Person. The foregoing shall not apply to a Competitive Business acquired by Seller or any of its Affiliates, if, in the year prior to such acquisition, the net sales of such Competitive Business were less than twenty percent (20%) of the net sales of the entire acquired business. Seller or any of its Affiliates may also acquire a Competitive Business that exceeds the threshold set forth in the immediately preceding sentence; <u>provided</u> that Seller or Affiliate, as the case may be, divests the Competitive Business within one year after its acquisition. In the event of a breach of any provision of this Section 7.06 the running of the Restricted Period shall be automatically tolled (i.e., no part of the Restricted Period shall expire) from and after the date of the first such breach until such time as the breach is cured.

For the avoidance of doubt, none of the activities of Seller and its Affiliates, including ARC Automotive, shall in any manner be restricted as relates to either the Master Propellant License Agreement, the Long Term Supply Contract or the right of Seller and its Affiliates, including ARC Automotive to manufacture or have manufactured, automotive airbag propellants.

7.07   <u>**Administration of Accounts**</u>.

(a)   All payments and reimbursements made in the ordinary course by any Person in the name of or to Seller to the extent in connection with or arising out of the Purchased Assets, the Business or the Assumed Liabilities received after the Closing shall be held by Seller in trust for the benefit of Purchaser and, immediately upon receipt by Seller or any of its Affiliates, as the case may be, of any such payment or reimbursement, Seller shall pay over to Purchaser the amount of such payment or reimbursement without right of set-off.

(b)   All payments and reimbursements made in the ordinary course by any Person in the name of or to Purchaser or its Affiliates, to the extent in connection with or arising out of the Excluded Assets or the Excluded Liabilities received after the Closing shall be held by Purchaser or its Affiliates, as the case may be, in trust for the benefit of Seller, and, immediately upon receipt of any such payment or reimbursement, Purchaser shall pay to Seller the amount of such payment or reimbursement without right of set-off.

7.08   <u>**Sale and Transfer of Gainesville Fixed Assets**</u>. Notwithstanding any other provision of this Agreement or the Other Agreements, the sale, conveyance and delivery of the Fixed Assets located at the Leased Gainesville Real Estate (the "Gainesville Fixed Assets") will not be effective as of the Closing, but will be effective subsequent to the Closing at such time as Purchaser may elect. The sale, conveyance and delivery of the Gainesville Fixed Assets will (a) not be subject to the conditions set forth in ARTICLE V, and (b) be effected by delivery by

Seller to Purchaser of an executed bill of sale (in form and substance substantially similar to the Bill of Sale) transferring title to such Gainesville Fixed Assets, or any portion thereof, to Purchaser on the date elected by Purchaser.

7.09 **Preparation and Filing of Tax Returns**. Seller or its Affiliates shall prepare or cause to be prepared in a manner consistent with past practice, and timely file or cause to be timely filed, all Tax Returns of the UK Company with respect to periods ending on or before the Closing, and shall timely pay, or cause to be timely paid, all Taxes shown due on such Tax Returns. Tax Returns shall be subject to Purchaser's approval (which approval shall not be unreasonably withheld or delayed) and shall be delivered to Purchaser at least fifteen (15) days prior to the due date for review and approval. Purchaser shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of the UK Company with respect to periods ending after the Closing. Tax Returns that include periods ending on or before the Closing, and that must be signed by an officer of the UK Company, shall be delivered to Purchaser not less than ten (10) days prior to the due date including any extensions thereof.


ARTICLE VIII

Employees and Non-UK Employee Benefits


8.01 **Employees After Closing**.

(a)   **Schedule 8.01(a)** of the Disclosure Package identifies each of the individuals who are active Employees other than Employees identified on **Schedule 8.01(c)** of the Disclosure Package (collectively, the "Active Employees"). Active Employees are defined as either actively at work, on vacation or on sick leave (other than leave covered under the Family and Medical Leave Act of 1993 ("FMLA")) as of the date indicated on such schedule and, when such schedule is updated, a date within three (3) Business Days prior to the Closing.

(b)   **Schedule 8.01(b)** of the Disclosure Package identifies each of the individuals who are Employees as of the date indicated thereon and, when updated, the date within three (3) Business Days prior to the Closing, are on layoff with contractual recall rights, on workers' compensation, on other leave with contractual recall rights or legal reinstatement rights such as military leave or leave covered by FMLA or on short-term disability leave (whether or not due to occupational injury or disease) (collectively, the "Non-Active Employees").

(c)   **Schedule 8.01(c)** of the Disclosure Package identifies each of the individuals who are Employees as of the date indicated thereon and, when updated, the date within three (3) Business Days prior to the Closing, are identified by Purchaser as reasonably required for the transition activities at the Leased Gainesville Real Estate (the "Gainesville Transition Employees").

(d)   **Schedule 8.01(d)** of the Disclosure Package identifies each of the individuals who as of the date indicated thereon and, when updated, the date within three (3) Business Days prior to the Closing are former employees of Seller or its Affiliates (other than the UK Company) with rights to receive certain benefits (collectively, the "Former Employees"). **Schedule 8.01(d)** of the Disclosure Package shall be updated to include those individuals, if any, who become Former Employees after the date of this Agreement through the Closing. The benefits referred to in this Section 8.01(d) are the ARC Non-qualified Benefit Plan, ARC Director and Executive Deferred Compensation Plan and ARC Supplemental Executive Retirement Program listed on **Schedule 8.01(d)** of the Disclosure Package (the "Former Employee Obligations") and the ARC Retiree Medical Plan and, with respect to the two employees specifically listed and so noted on **Schedule 8.03(f)** of the Disclosure Package as being covered by the Execucare Program, the Execucare Program, both of which are listed on **Schedule 8.03(f)** of the Disclosure Package (the "Retiree Medical Obligations").

(e)   Seller may, with Purchaser's approval, transfer any of the individuals identified on **Schedule 8.01(a)** and **Schedule 8.01(b)** of the Disclosure Package, hereto out of the Business prior to the Closing. Seller shall delete any such transferred individual from either **Schedule 8.01(a)** or **Schedule 8.01(b)** of the Disclosure Package, and Purchaser shall have no obligations pursuant to this ARTICLE VIII with respect to any such individual. If Seller, in the ordinary course of business, hires any additional employees for the Business or transfers any individuals from another business of Seller to the Business, then such newly hired or transferred individuals shall be added to **Schedule 8.01(a)** of the Disclosure Package for all purposes under this Agreement. In the event any individuals are deleted from or added to **Schedule 8.01(a)** and **Schedule 8.01(b)** of the Disclosure Package in accordance with the foregoing, at Closing Seller shall provide Purchaser with an amended **Schedule 8.01(a)** of the Disclosure Package and an amended **Schedule 8.01(b)** of the Disclosure Package reflecting such deletions and additions.

(f)   Purchaser may, prior to the date within three (3) Business Days prior to the Closing, direct the transfer of individuals between (i) the class of Active Employees identified on **Schedule 8.01(a)** of the Disclosure Package, and (ii) the class of Gainesville Transition Employees identified on **Schedule 8.01(c)** of the Disclosure Package, who are reasonably required to perform Gainesville transition efforts.

(g)   Purchaser shall, prior to the Closing, but not later than three (3) Business Days prior to the Closing, offer employment to each of the Active Employees (other than the Gainesville Transition Employees identified on **Schedule 8.01(c)**) of the Disclosure Package on terms and conditions reasonably comparable in the aggregate to those in effect immediately prior to Closing (each of the Active Employees that, as of the Closing, becomes an employee of Purchaser is referred to as a "Transferring Employee").

(h)   Non-Active Employees as of the Closing shall remain Non-Active Employees of Seller until such employees return from their leave of absence or are released to return to work by such employees' medical physicians.

(i)   Purchaser shall offer employment on terms and conditions reasonably comparable in the aggregate to those in effect immediately prior to Closing, to each individual who as of the Closing is a Non-Active Employee, upon such employee's return from his or her leave of absence or release to return to work by such employee's medical physician. Each such employee who accepts such offer becomes an employee of Purchaser and shall then also be referred to as a Transferring Employee.

(j)   Prior to and as of the Closing, Seller will offer to continue employment of the Gainesville Transition Employees until completion of activities in accordance with the Gainesville Services Agreement. After the Closing and until the expiration of the Gainesville Services Agreement, Seller shall be responsible for all wages, salaries, performance bonuses, transition retention bonuses, vacations, deferred compensation, payroll taxes, supplemental unemployment benefits, injuries, workers' compensation claims and obligations under insurance coverages and all employee benefits (including all self-funded benefit plans) arising out of the employment of the Gainesville Transition Employees (the "Gainesville Transition Employee Compensation Costs"); provided, however, that Purchaser shall reimburse Seller for Gainesville

Transition Employee Compensation Costs in accordance with the terms of the Gainesville Services Agreement.

(k) At such time as the Gainesville Services Agreement has expired (the "Gainesville Transition Expiration Date"), Purchaser will offer employment to all then-employed Gainesville Transition Employees. Purchaser shall offer employment on terms and conditions reasonably comparable in the aggregate to those in effect immediately prior to the Gainesville Transition Expiration Date. Purchaser will not offer employment to the Gainesville Transition Employees prior to the Gainesville Transition Expiration Date without the express written consent of Seller. Those Gainesville Transition Employees who accept such employment from Purchaser also shall, from and after the date of such employment, if any, be deemed to be "Transferring Employees" for purposes of this ARTICLE VIII. No such Gainesville Transition Employee shall be a Transferring Employee, if at all, until after the Gainesville Transition Expiration Date.

(l) Except to the extent reflected in the Closing Balance Sheet, Seller shall be responsible for all wages, salaries, performance bonuses, retention bonuses, vacations, deferred compensation, payroll taxes, supplemental unemployment benefits, claims and obligations under insurance coverages and all employee benefits (including all self-funded benefit plans) arising out of the employment of the Transferring Employees and Former Employees by Seller and certain of its subsidiaries and Affiliates prior to the Closing.

(m) To the extent reflected in the Closing Balance Sheet, Purchaser shall be responsible for (A) all wages, salaries, performance bonuses, vacations, deferred compensation, payroll taxes and supplemental unemployment benefits arising out of the employment of Transferring Employees by Seller prior to the Closing, and (B) Former Employee Obligations.

(n) Purchaser shall be responsible for all wages, salaries, performance bonuses, vacation, sick leave, deferred compensation, severance benefits, supplemental unemployment benefits and all employee benefits arising out of the employment of the Transferring Employees by Purchaser after the Closing or the Gainesville Transition Expiration Date, as the case may be.

(o)   Except for the Transferring Employees, the Former Employees, the UK Employees and the Former UK Employees, Seller will continue to be responsible for all other employees of Seller and its Affiliates after the Closing.

(p)   With respect to the Former Employees, Seller shall be responsible for any of Seller's Severance Obligations. With respect to the Transferring Employees, Seller shall be responsible for any and all retention bonuses, including those disclosed in **Schedule 8.01(p)** of the Disclosure Package.

(q)   For a period of twelve (12) months following the Closing, Purchaser shall provide severance benefits no less favorable than those provided by Seller in accordance with its plan in effect as of the date of this Agreement. In addition, for a period of twelve (12) months following the Gainesville Transition Expiration Date, Purchaser shall provide, to those Gainesville Transition Employees who become Transferring Employees, severance benefits no less favorable than those provided by Seller in accordance with its plan in effect as of the date of this Agreement.

8.02   ARC 401(k) Plan.

(a)   Effective as of the Closing, Purchaser shall establish or amend a Tax-qualified, defined contribution plan (the "Purchaser's 401(k) Plan") that shall provide for credits for purposes of eligibility and vesting for service with Seller for the Transferring Employees and Former Employees.

(b)   All Transferring Employees as of the Closing shall be fully vested in their account balances under the Atlantic Research Corporation Savings Plus Plan (the "ARC 401(k) Plan") and all Transferring Employees and Former Employees shall be entitled in accordance with the terms of the ARC 401(k) Plan to (i) an immediate distribution of their account balances, (ii) maintain such amounts in the ARC 401(k) Plan, or (iii) transfer their respective account balances directly to Purchaser's 401(k) Plan. In the event that in accordance with Section 8.02(b)(iii), any Transferring Employee or Former Employee elects to transfer his or her respective account balances to Purchaser's 401(k) Plan, then, not later than ninety (90) days after the Closing Date, Seller shall cause to be transferred from the trust under the ARC 401(k) Plan to the trust under Purchaser's 401(k) Plan cash or other liquid assets selected by Seller and acceptable to Purchaser, the value of which shall be equal to the liability for the account balances of such Transferring Employees and Former Employees, if any, under the ARC 401(k) Plan as of the date of actual transfer of assets from the ARC 401(k) Plan trust to Purchaser's 401(k) Plan trust; provided, however, that such transfer of assets with respect to any transferring Gainesville Transition Employee shall occur not later than ninety (90) days after termination of the Gainesville Services Agreement. The amount to be transferred shall be reduced by the amount of any payments made with respect to the Transferring Employees and Former Employees after the Closing or, if applicable, the actual date of transfer of an individual Gainesville Transition Employee, but prior to the date of transfer provided for in this Section 8.02. Any Transferring Employee whose account balance under the ARC 401(k) Plan is transferred to or rolled over to Purchaser's 401(k) Plan shall be permitted to direct the investment of such account under Purchaser's 401(k) Plan.

(c)   Upon completion of the transfer of assets and benefit liabilities described in Section 8.02(b), Purchaser's 401(k) Plan shall assume the benefit liabilities under the ARC 401(k) Plan with respect to such Transferring Employees and Former Employees and neither Seller nor the ARC 401(k) Plan shall have any further obligation or responsibility with respect to such benefit liabilities, which shall be considered for all purposes as having been satisfied as a result of such transfer. Nothing herein shall be construed to limit the right of Purchaser to amend or revise Purchaser's 401(k) Plan in any respect or to terminate Purchaser's 401(k) Plan following Closing.

8.03   Welfare Benefits.

(a)   From and after the Closing and for a period of not less than twelve (12) months after the Closing Date, Purchaser shall provide group health benefits to Transferring Employees and their eligible dependents under Purchaser's Welfare Plans that are reasonably comparable in the aggregate to those provided to the Transferring Employees and their eligible dependents immediately prior to the Closing, provided, however, that Purchaser's Welfare Plans (i) shall have no exclusion for pre-existing conditions in any medical or dental plan to the extent that such conditions were covered under applicable benefit plans of Seller covering the Transferring Employees; (ii) shall apply any deductible incurred under Seller's medical and dental plans to any applicable deductible under Purchaser's medical and dental plans; and (iii) shall recognize service with Seller as service with Purchaser for purposes of group welfare plans and service-based policies and procedures.

(b)   Except as otherwise provided in this Agreement, the Gainesville Services Agreement or otherwise reflected or reserved in the Closing Balance Sheet, Seller shall pay, or shall cause to be paid, in accordance with the terms of any applicable Benefit Plan:

(i)   any and all covered claims of every nature and description relating to any covered medical and dental expenses incurred by (A) the Transferring Employees or Former Employees or their covered dependents prior to the Closing, and (B) all employees of Seller and its Affiliates other than the Transferring Employees or Former Employees or their covered dependents prior to and after the Closing; and

(ii)   any and all sickness and accident benefits, and disability benefits, for any continuous period of disability or incapacity (as defined in the applicable plan) of (A) a Transferring Employee or Former Employee that commenced prior to the Closing, and (B) all employees of Seller and its Affiliates other than the Transferring Employees or Former Employees or their covered dependents prior to and after the Closing.

(c)   Except as otherwise provided in the Gainesville Services Agreement or otherwise reflected or reserved in the Closing Balance Sheet, Seller shall indemnify and hold Purchaser harmless from and against:

(i)   any and all Losses arising out of or in connection with or relating to any claims incurred in connection with any medical and dental expenses by (A) the Transferring Employees and Former Employees and their covered dependents prior to the Closing, and (B) all employees of Seller and its Affiliates other than the Transferring Employees or Former Employees or their covered dependents prior to and after the Closing;

(ii)   Any and all Losses arising out of or in connection with or relating to any and all occupational disease claims arising out of or relating to the employment by Seller of (A) any Transferring Employee or Former Employee prior to the Closing, and (B) all employees of Seller and its Affiliates other than the Transferring Employees or Former Employees or their covered dependents prior to and after the Closing; and

(iii)   Any and all Losses arising out of or in connection with or relating to any and all sickness, accident, life insurance and disability benefits claims, with respect to any illness, accident, injury or death of (A) the Transferring Employees, Former Employees and their covered dependents occurring prior to the Closing, and (B) all employees of Seller and its

Affiliates other than the Transferring Employees or Former Employees or their covered dependents prior to and after the Closing.

(d)   Purchaser shall indemnify and hold Seller harmless from and against:

(i)   any and all Losses arising out of or in connection with or relating to any claims incurred in connection with any medical and dental expenses by the Transferring Employees and Former Employees and their covered dependents after the Closing;

(ii)   any and all Losses arising out of or in connection with or relating to any and all occupational disease claims arising out of or relating to the employment by Purchaser of any Transferring Employee after the Closing; and

(iii)   any and all Losses arising out of or in connection with or relating to any and all sickness, accident, life insurance and disability benefits claims, with respect to any illness, accident, injury or death of the Transferring Employees and Former Employees and their covered dependents occurring after the Closing.

(e)   Purchaser shall indemnify and hold Seller harmless from and against any and all Losses incurred in connection with Purchaser's failure, during the twelve (12) months immediately following the Gainesville Transition Expiration Date, to provide to any Gainesville Transition Employee who becomes a Transferring Employee, group health benefits that are reasonably comparable in the aggregate to those provided by Seller immediately prior to the Closing.

(f)   Purchaser shall be responsible for and bear the entire cost and expense of the ARC sick leave benefit program for all Active Employees, Non-Active Employees and Gainesville Transition Employees in each instance as of the time any of the foregoing become Transferring Employees ("Sick Leave Obligations") and the Retiree Medical Obligations, regardless of the amounts accrued for such items on the Closing Balance Sheet. The description of the ARC sick leave benefit program and the amounts to which Employees have accumulated thereunder as of the Closing and the description of the Retiree Medical Obligations and the amounts to which the plan participants have become eligible thereunder as of the Closing are set forth on **Schedule 8.03(f)** of the Disclosure Package.

(g)   Seller shall be responsible for and bear the entire cost and expense of all workers' compensation claims arising out of the employment of (i) the Transferring Employees and Former Employees prior to the Closing, and (ii) all employees of Seller and its Affiliates other than the Transferring Employees or Former Employees or their covered dependents prior to and after the Closing.

(h)   Purchaser shall be responsible for and bear the entire cost and expense of all workers' compensation claims arising out of the employment of the Transferring Employees after the Closing.

(i)   To the extent adequately reflected on the Closing Balance Sheet, plan year 2003 deferrals and reimbursements by or to Transferring Employees under Seller's flexible spending accounts shall be carried over and applied to Transferring Employees' accounts under Purchaser's flexible spending accounts.

8.04   Stock Options and Restricted Stock. Seller and Sequa shall retain the obligations and liabilities arising out of grants of stock options with respect to Sequa stock and grants of restricted shares of Sequa to certain Employees or Former Employees.

8.05   Exposure to Hazardous Materials. Seller shall be liable for any workers' compensation or other claim relating to an occurrence or exposure to Hazardous Materials, including Exposure Liabilities, in the workplace prior to the Closing and Purchaser shall be liable for any workers' compensation or other claim relating to an occurrence or exposure to Hazardous Materials, including Exposure Liabilities, in the workplace after the Closing. If a workers' compensation or other claim arises in connection with a "continuing" occurrence or exposure to Hazardous Materials, including Exposure Liabilities, in the workplace before and after the Closing, the liability of Purchaser and Seller for such claim shall be determined by Legal Requirements or in the absence of applicable Legal Requirements on an equitable basis, taking into account, with limitation, the respective period of exposure with Seller and Purchaser.

ARTICLE IX
Indemnification

9.01   Indemnification of Sequa Entities. Purchaser hereby agrees that it shall indemnify, defend and hold Seller and its parent corporation, subsidiaries and Affiliates and their respective officers, directors, employees, agents, representatives, stockholders, controlling Persons and Affiliates (collectively, the "Sequa Entities") harmless from and against any and all claims, losses, damages (excluding diminution in value, lost profits or rents, business interruption losses, incidental, indirect, punitive, exemplary or consequential damages except, in each case, to the extent arising out of or resulting from a Third Party Claim), liabilities or expenses including, without limitation, amounts paid in settlement, reasonable out-of-pocket attorneys' fees, out-of-pocket costs of investigation, defense and remediation, out-of-pocket costs of investigative, judicial or administrative proceedings or appeals therefrom, and costs of attachment or similar bonds, whether or not involving a Third Party Claim (collectively, "Losses"), to the extent arising out of or resulting from, directly or indirectly, any of the following:

(a)   the breach, inaccuracy or falsehood of any representation or warranty of Purchaser on the date hereof or as of the Closing contained in this Agreement, the Other Agreements or any other certificate or document delivered by Purchaser in accordance with any of the foregoing;

(b)   the breach or failure to perform by Purchaser of any covenant contained in this Agreement or the Other Agreements;

(c)   any claim or obligation arising out of or relating to the failure by Purchaser after the Closing to satisfy or cause to be satisfied any of the Assumed Liabilities, including, without limitation, Purchaser's financial responsibility for certain Seller Historical Environmental Liabilities to the extent set forth in the Environmental Action Agreement;

(d)   any claim or obligation arising out of or relating to Purchaser's or its Affiliates' operation of the Business after the Closing under the Sequa Real Estate Guaranty; and

(e)   all obligations and liabilities for injuries to Persons or damage to property arising out of or relating to any product manufactured, sold or delivered by Purchaser (including products manufactured by Seller (i) prior to Closing that are included in the Purchased Assets and that are sold or delivered by Purchaser post-Closing or (ii) in accordance with the Gainesville Services Agreement) after the Closing. Notwithstanding the foregoing, the Long Term Supply Contract shall govern the sale of the products covered under such agreement.

9.02 **Indemnification of Purchaser**. Seller hereby agrees that it shall indemnify, defend and hold Purchaser and its parent corporation, subsidiaries and Affiliates and each of their respective officers, directors, employees, agents, representatives, stockholders, controlling Persons and Affiliates (collectively, the "Purchaser Entities") harmless from and against any Losses to the extent arising out of or resulting from, directly or indirectly, any of the following:

(a)   the breach, inaccuracy or falsehood of any representation or warranty of Seller or its Affiliates on the date hereof or as of the Closing contained in this Agreement, the Other Agreements or any other certificate or document delivered by Seller or its Affiliates in accordance with any of the foregoing;

(b)   the breach or failure to perform by Seller or its Affiliates of any covenant contained in this Agreement or the Other Agreements;

(c)   any claim or obligation arising out of or relating to the Excluded Assets or any Excluded Liability, including, without limitation, the Seller Historical Environmental Liabilities, except as otherwise provided in the Environmental Action Agreement;

(d)   all obligations and liabilities for injuries to Persons or damage to property arising out of or relating to any product manufactured, sold or delivered by Seller (excluding products manufactured by Seller (i) prior to the Closing that are included in the Purchased Assets and sold or delivered by Purchaser post-Closing or (ii) in accordance with the Gainesville Services Agreement) or services rendered by Seller on or prior to the Closing;

(e)   any liability under bulk sales or similar laws resulting from any act or omission of Seller on or prior to the Closing; and

(f)   any liability or obligation of the UK Company, other than the Specified UK Liabilities, including, without limitation, (i) any event, occurrence, transaction, action or omission in respect of the UK Company occurring on or prior to the Closing (including, without limitation, the transfer of the Excluded UK Assets prior to Closing); (ii) the conduct of any business by the UK Company on or prior to the Closing; (iii) the ownership or use of any assets or property owned or used (or previously owned or used) by the UK Company on or prior to the Closing; and (iv) the provision of relevant benefits (within the meaning of Income and Capital Taxes Act 1988) for or in respect of any Person (including UK Employees and their relatives).

9.03 **Procedure for Claims**. If any of the Sequa Entities or Purchaser Entities (the "Claimant") desires to make a claim against any Party obligated to provide indemnification under Sections 9.01 or 9.02 (the "Indemnitor"), with respect to any matter covered by such indemnification obligation, the procedures for making such claim shall be as follows:

(a) **Third Party Claims**. If the claim is for indemnification with respect to any action, suit, proceeding or demand at any time instituted or asserted against, or made upon, the Claimant by or on the behalf of any Person other than the Seller Entities (a "Third Party Claim"), the Claimant will give prompt written notice to the Indemnitor of the institution, assertion or making of the Third Party Claim and the nature thereof. Upon delivery of such notice the claim specified therein shall be deemed to have been made for purposes of this Agreement. The Indemnitor shall, within ten (10) days after receipt of such notice, give written notice to the Claimant as to whether or not the Indemnitor accepts the responsibility to indemnify Claimant with respect to the Third Party Claim. If the Indemnitor accepts the responsibility to indemnify the Claimant with respect to the Third Party Claim, the Claimant will then grant to the Indemnitor authority, and the Indemnitor will proceed, at its sole expense, to cure, defend, compromise or settle the Third Party Claim in the name of the Claimant; provided, however, that (i) any such defense of the Third Party Claim shall be conducted by counsel reasonably satisfactory to the Claimant, (ii) the Indemnitor shall not enter into any final compromise or settlement of the Third Party Claim without the prior written consent of Claimant, which shall not be unreasonably withheld or delayed, and (iii) the Indemnitor shall not negotiate or otherwise agree to any final compromise or settlement of the Third Party Claim that would impose on the Claimant any future obligations, monetary or injunctive, or impose on the Real Property any restriction on future uses of such property. If the Indemnitor denies the responsibility to indemnify the Claimant with respect to the Third Party Claim, or if the Indemnitor fails to accept responsibility in a timely manner following Claimant's notice of the Third Party Claim or fails to proceed in a diligent and timely manner to cure, defend, compromise or settle a Third Party Claim for which it has accepted responsibility in accordance with the foregoing provisions, the Claimant may then proceed to cure, defend, compromise or settle such Third Party Claim as it shall in its sole discretion deem to be advisable, without prejudice to any right to indemnification Claimant may have against the Indemnitor with respect thereto, whether pursuant to this Agreement or otherwise, and in such event the liability of the Indemnitor to the Claimant for indemnification with respect to such Third Party Claim shall be determined by a final and non-appealable judgment entered by a court of competent jurisdiction, or by written consent of the Indemnitor; provided, however, that Seller and Purchaser each hereby consents to the non-exclusive jurisdiction of any court in which such a claim is brought for purposes of any indemnity claim that a Claimant may have under this Agreement with respect to such Third Party Claim or the matters alleged therein. The provisions of this Section 9.03(a) shall not apply to Losses arising out of or resulting from Seller Historical Environmental Liabilities in accordance with Section 9.02(c).

(b) **Non-Third Party Claims**. If the claim is for indemnification with respect to a matter other than a Third Party Claim, the Claimant will give prompt written notice to the Indemnitor of such claim, setting forth in reasonable detail the basis, nature and estimated dollar amount thereof. Upon delivery of such notice the claim specified therein shall be deemed to have been made for purposes of this Agreement. The Indemnitor shall, within ten (10) days after receipt of such notice, give written notice to the Claimant as to whether or not the Indemnitor accepts the responsibility to indemnify Claimant with respect to such claim. If the Indemnitor accepts the responsibility to indemnify the Claimant with respect to such claim, the Indemnitor shall immediately pay to the Claimant or its designee the amount set forth in the notice thereof (provided such amount is no longer an estimate) or make arrangements otherwise mutually satisfactory to the Parties, with such payment to be made in immediately available funds, and upon actual receipt of such payment by the Claimant or otherwise mutually satisfactory arrangements, such claim shall be deemed to have been satisfied. If the Indemnitor denies the responsibility to indemnify the Claimant with respect to such claim, or if the Indemnitor fails to accept responsibility in a timely manner following notice of such claim, the liability of the Indemnitor to the Claimant for indemnification with respect to such claim shall be determined as provided under Section 10.10. The provisions of this Section 9.03(b) shall not apply to Losses arising out of or resulting from Seller Historical Environmental Liabilities in accordance with Section 9.02(c).

(c) The procedures for claims relating to Losses arising out of or resulting from Seller Historical Environmental Liabilities, including both Third Party Claims and claims other than Third Party Claims, in accordance with Section 9.02(c) shall be governed by the provisions of the Environmental Action Agreement.

9.04 **Indemnification Limitation on Real Property**. Notwithstanding anything contained herein to the contrary, if there is any defect or deficiency in title to the Owned Real Estate or the title to the leasehold interest in the Leased Real Property, and such Real Property is the subject of title insurance, Seller shall have no liability to Purchaser whatsoever on account of any representation or warranty contained herein with respect to title to such Real Property or any deficiency therein to the extent that such title insurance provides Purchaser or its assignee with an insurance recovery in respect of such defect or deficiency in title, and Purchaser shall be obligated to diligently use all commercially reasonable efforts in pursuing a claim for such insurance recovery.

9.05 **Survivability; Limitations**.

(a)   The representations and warranties of Seller and Purchaser or their respective Affiliates contained in this Agreement and the Other Agreements shall survive the Closing, and except as set forth in the next sentence, shall terminate at the close of business on the eighteen-month anniversary of the Closing Date (the "Expiration Date"), after which date the representations and warranties shall be extinguished in all respects; provided, however, that any claim pending on the Expiration Date for which notice has been given in accordance with Section 9.03(a) or Section 9.03(b), as the case may be, on or before such Expiration Date may continue to be asserted and indemnified against until finally resolved. Notwithstanding the foregoing, the representations and warranties of Seller or Purchaser, as the case may be, set forth in: (i) Sections 3.01(a), 3.01(b), 3.01(c), 3.01(d); the first sentence of Section 3.02(b); the second sentence of Section 3.02(e); Sections 3.03(a), 3.03(b), and 3.03(c); and Sections 3.04(a), 3.04(b), 3.04(c) and 3.04(d) (collectively, the "Excluded Representations") shall survive indefinitely; (ii) Sections 3.02(k), 3.02(p), 3.02(v) and Sections 3.03(h) and 3.03(i) shall survive until the date that is thirty (30) days after the expiration of the applicable statute of limitations.

(b)   Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor Purchaser shall have any liability under Section 9.01 or Section 9.02 for any Losses unless and until such Losses exceed Ten Thousand Dollars ($10,000) (an "Eligible Loss"); provided, however, that this Eligible Loss threshold shall not apply to Losses arising out of or resulting from the Excluded Liabilities or the Assumed Liabilities.

(c)   Notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor Seller shall have any liability under Section 9.01(a) or Section 9.02(a), as the case may be, (i) until the aggregate amount of all Eligible Losses sustained by Seller or Purchaser, as the case may be, exceeds One Million Dollars ($1,000,000), in which case Seller or Purchaser, as the case may be, shall be liable for all such Eligible Losses in excess of such amount, or (ii) in excess of an aggregate of Twenty-Five Million Dollars ($25,000,000); provided, however, that these limitations shall not apply to any liability arising out of the Excluded Representations. Except for claims (y) for equitable relief after the Closing, or (z) based on fraud, the exclusive remedy of each of Purchaser and Seller for any and all Losses (including but not limited to claims made in accordance with Section 9.01(a) or 9.02(a), as the case may be, after termination of this Agreement in accordance with Section 5.03) shall be limited to indemnification as set forth in this ARTICLE IX. For purposes of Sections 9.01(a) and 9.02(a) and this Section 9.05(c), any breach, inaccuracy or falsehood of a representation or warranty of Purchaser, Seller or any of their respective Affiliates (whether in this Agreement or the Other Agreements) shall be determined without regard to any qualification related to materiality contained in this Agreement or the Other Agreements.

9.06   Indemnification Based Upon Net Damage. The obligation of either Purchaser Seller to pay losses to the other shall be reduced by the net value, after all costs, fees and expenses of collection, of any proceeds of insurance from or claims, cross-claims or counterclaims against any Person that is not an Affiliate, as a direct result of the event giving rise to the claim for indemnification provided, however, that if any such proceeds have not been realized at the time losses are paid, then the Party making such payment shall be subrogated, to the extent of such payment, to the rights of the Party receiving such payment against such Person. Notwithstanding the foregoing, the amount of any such insurance proceeds shall not reduce the amount of Losses for which the Indemnitor is responsible to the extent that the Claimant can establish that the recovery of such proceeds will result in the termination of a material applicable insurance policy or a material retrospective or retroactive premium adjustment as a result of such claim.

ARTICLE X

Miscellaneous

10.01 Cooperation; Time of Essence. Purchaser and Seller will each cooperate with the other, at the other's request and expense (unless otherwise allocated herein), in furnishing information, testimony and other assistance in connection with any actions, proceedings, arrangements, disputes with other Persons or governmental inquiries or investigations involving the Businesses or the transactions contemplated hereby. Purchaser will also direct the Transferring Employees to complete year-end Tax packets, financial statements for any stub period and the like for Sequa. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.02 Severability. If any provision of this Agreement shall be finally determined to be unlawful or unenforceable, then such provision shall be deemed to be null and void to the extent of the invalid or unenforceable part or degree and to be severed from this Agreement to such extent, and every other provision of this Agreement or portion thereof shall remain in full force and effect.

10.03 Expenses. Except as otherwise provided in Section 2.14(b), Section 4.06, Section 4.12(a) and Section 10.04, each Party will bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions shall be consummated.

10.04 Transfer Taxes. Purchaser and Seller shall equally bear any and all transfer taxes, stamp duty reserve taxes or recordation fees, if any, which may result from the transactions contemplated hereby.

10.05 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand or communicated by electronic transmission, with confirmation of receipt thereof, or, if mailed, three (3) days after deposit in the United States mail, whether express, registered or certified, return receipt requested, in each such instance with postage prepaid, or, if by nationally recognized overnight courier service, one (1) Business Day after dispatch, and in each case addressed to the Party to receive same as follows:

If to Purchaser:	Aerojet-General Corporation
If by mail:	P.O. Box 13222 Sacramento, California 95813-6000
If by courier:	Highway 50 and Aerojet Road Rancho Cordova, California 95670 Attention: Brian E. Sweeney Telephone: (916) 351-8588 Telefax: (916) 351-8610
With copies to:	GenCorp Inc.
If by mail:	P.O. Box 537012 Sacramento, California 95853-7012
If by courier:	Highway 50 and Aerojet Road Rancho Cordova, California 95670 Attention: Deputy General Counsel Telephone: (916) 351-8652 Telefax: (916) 351-8665
	and
	Jones Day 2882 Sand Hill Road, Suite 240 Menlo Park, California 94025 Attention: S.M. McAvoy Telephone: (650) 739-3939 Telefax: (650) 739-3900
If to Seller:	Atlantic Research Corporation 5945 Wellington Road Gainesville, Virginia 20155-1699 Attention: Patrick Jenkins Telephone: (703) 754-5000 Telefax: (703) 754-5120
With copies to:	Sequa Corporation 1310 Papin Street 3rd Floor St. Louis, Missouri 63103 Attention: John J. Dowling III Telephone: (314) 241-1000 Telefax: (314) 241-1027

and

Sequa Corporation
200 Park Avenue – 44th Floor
New York, New York 10166
Attn: John J. Quicke
Telephone: (212) 986-5500
Telefax: (212) 949-5849

provided, however, that if any Party shall have designated a different address by notice to the other given as provided above, then any subsequent notice shall be addressed to such Party at the last address so designated.

10.06 <u>Assignment</u>. This Agreement shall be binding upon and inure to the benefit of the successors of each of the Parties hereto, but except as provided in the following sentence shall not be assignable by any Party without the prior written consent of the other Parties. Purchaser may (a) assign its right to purchase the Business, or any portion thereof, to a direct or indirect wholly owned subsidiary of Purchaser, but no such assignment shall relieve Purchaser from its obligations, representations, warranties, indemnities or covenants under this Agreement, and (b) assign all but not less than all of its rights, subject to (i) the assumption and (ii) the payment and performance (when due), of all of its obligations and liabilities under this Agreement and the Other Agreements to or for the account of any financial institution solely and specifically for the purpose of securing the debt financing required by GenCorp and Purchaser to consummate the transactions contemplated hereby, but no such assignment and assumption shall diminish Seller's rights, remedies and defenses under this Agreement or applicable law generally against Purchaser or its assignee, as the case may be.

10.07 <u>No Third Parties</u>. This Agreement is not intended to, and shall not, create any rights in or confer any benefit upon any Person other than the Parties hereto or their permitted successors and assigns. The assumption of any liability or obligation by Sequa or Purchaser pursuant to this Agreement and the exclusion of any liability or obligation hereunder shall have effect and shall create enforceable rights only as between the Parties to this Agreement, and is not intended to create any rights of whatever nature (including, without limitation, any rights to remedy, claim, liability, reimbursement or cause of action) in, or confer any benefit upon, and shall not be enforceable by, any Person other than the Parties to this Agreement. Nothing in this

Agreement shall be construed as giving to any Employee, or any other individual, any right or entitlement under any Benefit Plan, policy or procedure maintained by Seller, except as expressly provided in such Benefit Plan, policy or procedure. No Person shall have any rights under Section 502, Section 503 or Section 504 of ERISA or any regulations thereunder because of this Agreement that would not otherwise exist without reference to this Agreement. No Person shall have any right, independent of any right that exists irrespective of this Agreement, under or granted by this Agreement, to bring any suit at law or equity for any matter governed by or subject to the provisions of this Agreement.

10.08 **Incorporation by Reference**. The Exhibits and Schedules to this Agreement and the Disclosure Package and Schedules referred to or included therein constitute integral parts of this Agreement and are hereby incorporated into this Agreement by this reference.

10.09 **Governing Law**. This Agreement will be governed by and construed and interpreted in accordance with the internal substantive laws of the State of New York, applicable to contracts made and to be performed wholly within such State, and without regard to the conflicts of law principles thereof.

10.10 **Consent to Jurisdiction**. Except as otherwise set forth herein, each of the Parties hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document, other than a claim for indemnification relating to Seller Historical Environmental Liabilities, which claim shall be governed by Section 17 of the Environmental Action Agreement and not by this Section 10.10, or for recognition and enforcement of any judgment in respect of such a disagreement, dispute, controversy or claim (for purposes of this Section 10.10, a "Legal Dispute") shall be brought for determination solely to the exclusive jurisdiction of the courts of the State of New York located in New York City, Borough of Manhattan or the Federal District Court, Southern District of New York, New York City, Borough of Manhattan. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 10.10 (or as specified in Section 9.03(a)) and during the pendency of such Legal Dispute before such court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including, without limitation, any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. The Parties irrevocably and unconditionally waive all right to trial by jury in any Legal Dispute (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the Other Agreements or their performance under or the enforcement of this Agreement or the Other Agreements. Each of the Parties hereby waives, and agrees not to assert, as a defense in any Legal Dispute that such Party is not subject thereto or that such Legal Dispute may not be brought or is not maintainable in such court or that such Party's property is exempt or immune from execution, that the Legal Dispute is brought in an inconvenient forum or that the venue of Legal Dispute is improper. Each Party agrees that a final judgment in any Legal Dispute described in this Section 10.10 (or Section 9.03(a)) after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

10.11 **Counterparts**. Two original counterparts of this Agreement are being executed by the Parties and each fully executed counterpart shall be deemed an original without production of the others and will constitute one and the same instrument.

10.12 **Complete Agreement**. This Agreement, the Confidentiality Agreement and the Other Agreements set forth the entire understanding of the Parties hereto with respect to the subject matter hereof and supersede all prior letters of intent, term sheets, agreements, covenants, arrangements, communications, representations, warranties or due diligence materials, in all such cases, whether oral or written, by any officer, employee or representative of any Party or its respective Affiliates relating thereto.

10.13 **Release of News Information**. Except as may be required by law, none of the Parties shall, without the prior written consent of the other Parties, make any news release or public announcement concerning the execution or performance of this Agreement and the Other Agreements.

10.14 **Modification or Amendment of Agreement**. The terms of this Agreement may be modified or amended only upon the written agreement of each of the Parties in a document that expressly references this Section of the Agreement.

10.15 **Waiver**. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure of any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder. Without limiting the foregoing, to the extent permitted by Legal Requirements, either Party may waive any of its conditions to Closing under ARTICLE V including, without limitation, under any of Sections 5.01(a), 5.01(b), 5.02(a) or 5.02(b), without waiving its right to pursue any post-Closing indemnity claim such Party may have in accordance with ARTICLE IX.

10.16 <u>Headings; Interpretation</u> When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" and "including" are used in this Agreement, they are deemed to be followed by the words "without limitation." For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, (a) the terms defined include the plural as well as the singular and (b) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision. Each of the Parties have participated substantially in the negotiation and drafting of this Agreement and each Party hereby disclaims any defense or assertion in any litigation or arbitration that any ambiguity herein should be construed against the draftsman.


[SIGNATURES ON FOLLOWING PAGE]


IN WITNESS WHEREOF, the Parties have caused this Purchase Agreement to be executed by its duly authorized officers, as of the date first above written.

ATLANTIC RESEARCH CORPORATION

By: _____
Title: _____

AEROJET-GENERAL CORPORATION

By: _____
Title: _____

EXHIBIT A

Definitions

"2002 Balance Sheet"	as defined in Section 3.02(a) of the Agreement.
"Accountants"	as defined in Section 2.14(b) of the Agreement.
"Accounting Instructions"	as defined in Section 2.14(a) of the Agreement.
"Accounts Payable"	as defined in Section 2.01(b)(i) of the Agreement.
"Accounts Receivable"	as defined in Section 3.02(c) of the Agreement.
"Accrued Expenses"	as defined in Section 2.01(b)(i) of the Agreement.
"Active Employees"	as defined in Section 8.01(a) of the Agreement.
"Affiliate"	means, with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified. For the avoidance of doubt, Sequa is an Affiliate of Seller and GenCorp is an Affiliate of Purchaser.
"Affiliated Group"	means any member of the group consisting of Seller and any affiliated group within the meaning of Code Section 1504 (or any similar group defined under a similar provision of state, local or foreign law) or combined or unitary group, of which Seller was a member at any time.
"Agreement"	means the Purchase Agreement.
"Allocation Schedule"	as defined in Section 2.15 of the Agreement.
"ARC"	means Atlantic Research Corporation, a Delaware corporation.
"ARC/Asia"	as defined in Section 2.02(a)(iii) of the Agreement.
"ARC Automotive"	as defined in Section 2.02(a)(iii) of the Agreement.

"ARC-Coal"	as defined in Section 2.02(a)(iii) of the Agreement.
"ARC 401(k) Plan"	as defined in Section 8.02(b) of the Agreement.
"Assigned Contracts"	as defined in Section 2.01(a)(vi) of the Agreement.
"Assignment of Patents"	as defined in Section 6.03(b)(v) of the Agreement.
"Assignment of Trademarks"	as defined in Section 6.03(b)(iv) of the Agreement.
"Assumed Liabilities"	as defined in Section 2.01(b) of the Agreement.
"Baseline Balance Sheet"	as defined in Section 2.14(c) of the Agreement.
"Baseline Net Book Value"	as defined in Section 2.14(c) of the Agreement.
"Benefit Plans"	any ERISA Plan and any employment, severance, golden parachute, retention, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plan, contract, agreement, program, fund or arrangement of any kind (whether written or oral, Tax-qualified or non-Tax qualified, funded or unfunded, foreign or domestic, active or frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement that provides benefits to any current or former officer, employee or director of, or any individual independent contractor who has provided or who currently provides services to the Business, or with respect to which, any ERISA Affiliate has a direct or indirect liability for the payment of benefits or contributions thereto, other than a UK Benefit Plan.
"Bid"	as defined in Section 3.02(j)(i) of the Agreement.
"Bill of Sale"	as defined in Section 6.03(b)(i) of the Agreement.
"Business"	as defined in Recital A of the Agreement.
"Business Day"	means any day on which commercial banks are not required or authorized by law to close in the City of New York, State of New York, U.S.A.

"Camden Automotive Fixed Assets"	as defined in Section 2.02(a)(xxiii) of the Agreement.
"Camden Sublease"	as defined in Section 2.06 of the Agreement.
"CERCLA"	means the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et. seq.
"Claimant"	as defined in Section 9.03 of the Agreement.
"Closing"	as defined in Section 6.01 of the Agreement.
"Closing Balance Sheet"	as defined in Section 2.14(a) of the Agreement.
"Closing Date"	as defined in Section 6.02 of the Agreement.
"Closing Net Book Value"	as defined in Section 2.14(a) of the Agreement.
"Code"	means the Internal Revenue Code of 1986, as amended, including rules issued and regulations promulgated thereunder.
"Commission"	the Securities and Exchange Commission.
"Competitive Business"	as defined in Section 7.06 of the Agreement.
"confidential information"	as defined in Section 4.08 of the Agreement.
"Confidentiality Agreement"	as defined in Section 4.01 of the Agreement.
"Contamination"	means (a) any Hazardous Materials which, at or prior to the Closing, are or were present in, on or under any real property used in the Business by Seller, the UK Company, their respective Affiliates or any predecessors thereof and (b) any Hazardous Materials which, at or prior to the Closing are or were present, in, on or under any real property used in the Business by Seller, the UK Company, their respective Affiliates or any predecessors thereof and which migrated or migrates from any real property used in the Business by Seller, the UK Company, their respective Affiliates or any predecessors thereof including, without limitation, the contamination more particularly described in the Schedules referred to

	in Section 3.02(v).
"Defects"	as defined in Section 4.12(c) of the Agreement.
"Disclosure Package"	as defined in Section 3.02 of the Agreement.
"Dollars" or "$"	means United States Dollars.
"Drop Dead Date"	as defined in Section 6.02 of the Agreement.
"EACs"	means the estimate at completion in those records of ARC that reflect the estimated direct costs and indirect costs incurred to date allocable to a specific contract, plus the estimate of costs (direct and indirect) for authorized work remaining to be completed under the specific contract performance, plus any amounts for unfunded contract value, as applicable.
"Eligible Loss"	as defined in Section 9.05(b) of the Agreement.
"Employees"	means employees of the Business, other than the UK Employees.
"Encumbrances"	means all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments remaining in effect, title retention agreements, indentures, security agreements or any other encumbrances of any kind (except for encumbrances imposed by securities law or, where relevant, the laws of England and Wales), including licenses of Intellectual Property.
"environment"	means (i) any surface or ground water, (ii) surface or subsurface soil and land strata, (iii) buildings or facilities, (iv) indoor and outdoor air, and (v) natural resources including wildlife, fish and plant life and habitat relating thereto.
"Environmental Action Agreement"	as defined in Section 2.09 of the Agreement.

"Environmental Laws"	means any United States and foreign federal, state and local laws, common law, statutes, ordinances, rules, regulations and any judicial or governmental orders, decrees, directives, rulings, actions and agreements, policies and standards, whether currently in effect or subsequently promulgated, issued or established from time to time, whether before or after the date of this Agreement, but in any event prior to Closing, which relate to the contamination, remediation or protection of the environment or human health or safety.
"Environmental Permits"	as defined in Section 3.02(v)(iv) of the Agreement.
"ERISA"	means the Employee Retirement Income Security Act of 1974, as amended, and in effect on the date hereof, including rulings issued and regulations promulgated thereunder.
"ERISA Affiliate"	means Seller and each entity under common control with Seller pursuant to Section 414(b), (c), (m) or (o) of the Code.
"ERISA Plans"	means any "employee benefit plan" (as defined in Section 3(3) of ERISA), including any Pension Plan and any Welfare Plan, that provides benefits to current or former employees of Seller in their status as such.
"Exchange Act"	means the Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
"Excluded Assets"	as defined in Section 2.02(a) of the Agreement.
"Excluded Gainesville Fixed Assets"	as defined in Section 2.02(a)(xxii) of the Agreement.
"Excluded Gainesville Inventory"	as defined in Section 2.02(a)(xxi) of this Agreement.
"Excluded Intellectual Property"	as defined in Section 2.02(a)(viii) of the Agreement.
"Excluded Liabilities"	as defined in Section 2.02(b) of the Agreement.
"Excluded Representations"	as defined in Section 9.05(a) of the Agreement.

"Excluded UK Assets"	means (i) all cash and cash equivalents owned by the UK Company, (ii) the Retained Insurance Policies, (iii) refunds of Taxes for periods prior to Closing, and (iv) recoveries and claims related to liabilities other than Specified UK Liabilities.
"Expiration Date"	as defined in Section 9.05(a) of the Agreement.
"Exposure Liabilities"	means all liabilities, obligations or commitments of any Party arising out of or relating to (i) the use, on, before or after the Closing Date, of any asbestos or asbestos-containing substances or compounds or beryllium or beryllium-containing substances or compounds by any Party or predecessor-in-interest of any Party in the Business, the sale by any Party or predecessor-in-interest of any Party of products containing any asbestos or asbestos-containing substances or compounds or beryllium or beryllium-containing substances or compounds or the existence of any asbestos or asbestos-containing substances or compounds or beryllium or beryllium-containing substances or compounds at any facilities, leased or owned, by any Party or predecessor-in-interest of any Party, whether such claim is asserted prior to, on or after the Closing Date; and (ii) any claim for exposure by any Person to asbestos or asbestos-containing substances or compounds or beryllium or beryllium-containing substances or compounds located at any facilities of any Party or predecessor-in-interest of any Party or contained in products manufactured by any Party or predecessor-in-interest of any Party prior to or after the Closing Date or otherwise related to any actions or inactions by any Party or predecessor-in-interest of any Party, whether such claim is asserted prior to, on or after the Closing Date.
"Financing"	means the financing to be obtained by Purchaser or GenCorp in connection with the consummation of the transactions contemplated by this Agreement.
"FIRPTA"	means the Foreign Investment in Real Property Tax Act of 1980, as codified in Section 897 of the Code, and any United States Treasury Regulations issued pursuant thereto.
"Fixed Assets"	as defined in Section 2.01(a)(iv) of the Agreement.

"FMLA"	as defined in Section 8.01(a) of the Agreement.
"Former Employee Obligations"	as defined in Section 8.01(d) of the Agreement.
"Former Employees"	as defined in Section 8.01(d) of the Agreement.
"Former UK Employees"	means any employee formerly employed by the UK Company.
"FTC"	as defined in Section 4.06 of the Agreement.
"GAAP"	means United States generally accepted accounting principles consistently applied.
"Gainesville Fixed Assets"	as defined in Section 7.08 of the Agreement.
"Gainesville Services Agreement"	as defined in Section 2.04 of the Agreement.
"Gainesville Transition Employee Compensation Costs"	as defined in Section 8.01(j) of the Agreement.
"Gainesville Transition Employees"	as defined in Section 8.01(c) of the Agreement.
"Gainesville Transition Expiration Date"	as defined in Section 8.01(k) of the Agreement.
"GenCorp"	means GenCorp Inc., an Ohio Corporation and parent of Purchaser.
"GenCorp Credit Facility"	means the Agreement to Amend and Restate dated as of October 2, 2002, among GenCorp, The Bank of Nova Scotia, as Documentation Agent, ABN AMRO Bank, N.V., as Syndication Agent, and Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), as Administrative Agent, and various lending institutions, together with Annex I, which is the Amended and Restated Credit Agreement among GenCorp, as the Borrower, Deutsche Bank Trust Company Americas, as Administrative Agent, ABM AMRO Bank, N.V., as Syndication Agent, Deutsche Bank Securities Inc. and ABM AMRO Incorporated, as Joint Lead Arrangers, The Bank of Nova Scotia, as Documentation Agent, and various lending institutions, dated as of December 28, 2000 and amended and restated as of October 2, 2002.

"GenCorp Guaranty"	as defined in Section 2.12 of the Agreement.
"Global Agreement"	means Modification No. 1 to the 29 November 1992 Settlement Agreement between the United States and Purchaser, approved as to form October 1, 1998 and executed October 27, 1998, in the Armed Services Board of Contract Appeals matter ASBCA No. 40309, Appeal of Aerojet-General Corporation.
"Government Contracts"	as defined in Section 3.02(j)(i) of the Agreement.
"Governmental Authority"	means any United States federal, state or local or any supra-national or non-United States government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal or judicial or arbitral body.
"Group Relief"	means any loss, allowance or other amount eligible for surrender by way of group relief in accordance with the provisions contained in sections 402 to 413 of the Income and Corporation Taxes Act 1988.
"Hazardous Materials"	means petroleum and petroleum-derived substances, asbestos and asbestos-containing substances, lead and lead-containing substances, beryllium and beryllium-containing substances, polychlorinated biphenyls, radon and other forms of radiation, molds and other biological agents, noise at levels injurious to human health and thermal discharges and any natural and man-made wastes, substances, products, chemicals, pollutants, contaminants, material, equipment, smoke, gas or particulate matter defined as hazardous, toxic or dangerous under any Environmental Law, or exposure to which may give rise to liability under, or is otherwise prohibited, limited or regulated under, any Environmental Law.
"H.S.R. Act"	as defined in Section 4.06 of the Agreement.
"Indebtedness"	means, in respect of any Person, any obligation (whether present or future, actual or contingent and whether as principal or surety) for the payment or repayment of money (whether in respect of interest, principal or

	otherwise) incurred in respect of monies borrowed or raised; any bond, note, loan stock, debenture or similar instrument; any acceptance credit, bill discounting, note to purchase, factoring or documentary credit; any finance lease, bond, letter of credit or other instrument issued in connection with the performance of any contract; any interest rate or currency swap agreement or any other hedging or derivative instrument or agreement; any indemnity or similar insurance against financial loss in respect of the obligation of any other Person falling within any of the foregoing.
"Indemnitor"	as defined in Section 9.03 of the Agreement.
"Inland Revenue"	means the relevant Taxing Authority in England and Wales.
"Instrument of Assignment and Assumption"	as defined in Section 6.03(b)(ii) of the Agreement.
"Instrument of Assumption"	as defined in Section 6.03(d)(xvi) of the Agreement.
"Instrument of Transfer of Purchased Joint Ventures"	as defined in Section 6.03(b)(iii) of the Agreement.
"Intellectual Property"	means all trademarks, service marks, trade dress, logos, trade names, industrial designs, copyrights, patents (including any continuations, continuations-in-part, divisionals, reissues and renewals) and mask works, and all registrations, applications and associated goodwill for each of the foregoing, and all computer software, computer programs, computer data bases and related documentation and materials, data documentation, Trade Secrets and other intellectual property rights (in whatever form or medium).
"Intercompany Accounts"	as defined in Section 2.01(a)(iii) of the Agreement.
"Inventory"	as defined in Section 2.01(a)(ii) of the Agreement.
"IRS"	means the Internal Revenue Service.
"Justice"	as defined in Section 4.06 of the Agreement.

"Leased Gainesville Real Estate"	as defined in Section 2.02(a)(xvii) of the Agreement.
"Leased Personal Property"	as defined in Section 3.02(g) of the Agreement.
"Leased Real Property"	as defined in Section 3.02(f) of the Agreement.
"Leased Vehicles"	as defined in Section 3.02(g) of the Agreement.
"Legal Dispute"	as defined in Section 10.10 of the Agreement.
"Legal Requirement"	means any federal, state, local, municipal, foreign, international or administrative constitution, law, ordinance, principle of common law, regulation, statute, treaty or order, as in effect on the date hereof and as amended, reenacted, consolidated or replaced or as their application is modified from time to time, and whether before or after the date of this Agreement, but in any event prior to Closing. Any reference in this Agreement to any specific Legal Requirement of a jurisdiction shall be deemed to include in respect of any other jurisdiction the applicable Legal Requirement in such other jurisdiction that is most similar to such referenced Legal Requirement.
"Lien"	means any lien (statutory or otherwise), mortgage, indenture, deed of trust, security interest, easement, servitude, right of way, pledge, lease, option to purchase or lease, restriction, charge, claim, condition, option, right of first refusal, equitable interest or other charge or encumbrance or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
"Long Term Supply Contract"	as defined in Section 2.07 of the Agreement.
"Loss Contract"	as defined in Section 3.02(j)(i)(J) of the Agreement.
"Loss Contract Reserve"	as defined in Section 2.01(b)(iii) of the Agreement.
"Losses"	as defined in Section 9.01 of the Agreement.
"Master Propellant License Agreement"	as defined in Section 2.08 of the Agreement.

"Material Contracts"	as defined in Section 3.02(i) of the Agreement.
"Negotiation Period"	as defined in Section 4.14 of the Agreement.
"Non-Active Employees"	as defined in Section 8.01(b) of the Agreement.
"Non-Current Liabilities"	as defined in Section 2.01(b)(ii) of the Agreement.
"Novation Agreement"	as defined in Section 4.02(b) of the Agreement.
"Office Leases"	as defined in Section 2.05 of the Agreement.
"Order"	as defined in Section 3.02(h) of the Agreement.
"Other Agreements"	as defined in Section 3.01(b) of the Agreement.
"Owned Gainesville Real Estate"	as defined in Section 2.02(a)(xvi) of the Agreement.
"Owned Real Estate"	as defined in Section 3.02(e) of the Agreement.
"Parties"	means Purchaser and Seller.
"Pension Plans"	means any pension benefit plan as defined in Section 3(2) of ERISA.
"Permits"	as defined in Section 2.01(a)(xi) of the Agreement.
"Permitted Liens"	means (i) mechanic's, materialmen's, ordinary course landlord's liens and similar liens for amounts not yet due and payable, (ii) liens for Taxes not yet due and payable, (iii) liens arising under workers' compensation, unemployment insurance, social security, retirement and similar legislation for amounts not yet due or payable, (iv) provided such are of public records as of the date hereof, all liens, easements, covenants, conditions, reservations and other restrictions pertaining to the Owned Real Estate and Leased Real Property, (v) zoning, subdivision and other real property restrictions under applicable Legal Requirements, and (vi) any consents required for the assignment of any of the Assigned Contracts subject to Sections 5.01(c) and 7.02 hereof, provided that Permitted Liens shall not include any of the foregoing matters, that, individually or in the aggregate,

	materially adversely affect the operation of the Business.
"Person"	includes any natural person, firm, association, partnership, corporation, limited liability company or other entity other than the Parties.
"Policy"	as defined in Section 4.12(d) of the Agreement.
"Preliminary Report"	as defined in Section 4.12(a) of the Agreement.
"Prepaids"	as defined in Section 2.01(a)(v) of the Agreement.
"Prior Transactions"	as defined in Section 2.02(a)(xviii) of the Agreement.
"Purchase and Sales Orders"	as defined in Section 2.01(a)(x) of the Agreement.
"Purchased Assets"	as defined in Section 2.01(a) of the Agreement.
"Purchased Joint Ventures"	as defined in Section 2.01(a)(vii) of the Agreement.
"Purchase Price"	as defined in Section 2.13 of the Agreement.
"Purchase Price Adjustment"	as defined in Section 2.14 of the Agreement.
"Purchaser"	means Aerojet-General Corporation, an Ohio corporation.
"Purchaser Entities"	as defined in Section 9.02 of the Agreement.
"Purchaser's 401(k) Plan"	as defined in Section 8.02(a) of the Agreement.
"Purchaser's Knowledge"	as defined in Section 1.03 of the Agreement.
"RCRA"	means the United States Resource Conservation and Recovery Act, 42 U.S.C. §6901 et. seq.
"Real Property"	as defined in Section 3.02(f) of the Agreement.
"Receivables"	as defined in Section 2.01(a)(iii) of the Agreement.
"Release"	means any active or passive release, spill, emission,

	leaking, pumping, injection, deposit, disposal, pouring, dumping, abandonment, discharge, dispersal, leaching or migration, and the discard of barrels, drums or other containers into the indoor or outdoor environment.
"Remedial Action"	means all actions, including, without limitation, "response" as defined in 42 U.S.C. §9601(25) and "removal" as defined in 42 U.S.C. §9601(23), pursuant to Environmental Law to (i) investigate, assess or monitor, (ii) clean up, remove, encapsulate, contain, treat or in any other way address any Hazardous Material, (iii) prevent the Release or minimize the further Release of any Hazardous Material so that it does not migrate or endanger public health or welfare, or (iv) remedy conditions that violate Environmental Law.
"Restricted Period"	as defined in Section 7.06 of the Agreement.
"Retained Insurance Policies"	as defined in Section 2.02(a)(xiii) of the Agreement.
"Retiree Medical Obligations"	as defined in Section 8.01(d) of the Agreement.
"Securities Act"	means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
"Seller"	as defined in the preamble of the Agreement.
"Seller Historical Environmental Liabilities"	means any liability or obligation of Seller, its Affiliates or their respective predecessors or the Business or any other Person in respect thereto under Environmental Law, arising out of or resulting, directly or indirectly, from any act or omission prior to Closing, including, without limitation, (i) any of the disclosures contained in the Disclosure Package and responsive to Section 3.02(v), (ii) any act or omission of Seller, its Affiliates, any of their respective predecessors or any of their respective employees, agents or representatives prior to the Closing, including, without limitation, arising from any Release by Seller, its Affiliates or any of their respective predecessors of any Hazardous Materials or off-site shipment by Seller, its Affiliates or any of their respective predecessors of any Hazardous Materials, (iii) the presence of any Hazardous Materials as of the Closing at, or the ownership, use, control or operation

	prior to the Closing of any of the Real Property or other real property used in the Business (whether currently or previously owned or leased by Seller, its Affiliates or any of their respective predecessors), or (iv) any Contamination.
"Seller's Knowledge"	as defined in Section 1.02 of the Agreement.
"Seller's Severance Obligations"	means all severance liabilities arising under any (i) executive agreement, plan or policy, (ii) employee incentive agreement, plan or policy or (iii) severance or separation for termination prior to the Closing.
"Sequa"	means Sequa Corporation, a Delaware corporation and ultimate parent of Seller.
"Sequa Entities"	as defined in Section 9.01 of the Agreement.
"Sequa Guaranty"	as defined in Section 2.11 of the Agreement.
"Sequa Real Estate Guaranty"	means the guaranty pursuant to which Sequa guarantees all obligations of the UK Company under that certain lease dated November 11, 1998 by and between Royal Ordnance PLC and the UK Company for land and buildings at Westcott Venture Park, Westcott Buckinghamshire, United Kingdom.
"Sequa UK"	means Sequa Limited, a private limited company incorporated in England and Wales.
"Sick Leave Obligations"	as defined in Section 8.03(f) of the Agreement.
"sole discretion"	as defined in Section 1.04 of the Agreement.
"Specified UK Liabilities"	means only those (i) liabilities and obligations of the UK Company (including in respect of the UK Employees and the UK Benefit Plans) set forth on the Closing Balance Sheet, (ii) the UK Product Claims, and (iii) liabilities, obligations and losses arising after the Closing under any of the Assigned Contracts to which the UK Company is a party.
"Supplement Period"	as defined in Section 4.14 of the Agreement.

"Survey"	as defined in Section 4.12(b) of the Agreement.
"Tax" or "Taxes"	means all taxes, levies, imposts, fees, duties and other like charges in the nature of a tax imposed by a Governmental Authority responsible for the imposition of any such tax ("Taxing Authority"), including, without limiting the generality of the foregoing, all income, sales, use, ad valorem, stamp, transfer, payroll, franchise and intangible taxes and fees of any nature upon properties or assets, whether tangible or intangible, taxes and fees of any nature upon properties or assets, whether tangible or intangible, or upon the income, receipts, payrolls, transactions, net worth, capital, investment or franchise of a Person (including all sales, use, withholding and other taxes which a Person is required by law to collect any pay over to, or to pay to, any Taxing Authority), together with any and all additions thereto and penalties and interest payable with respect thereto or to any assessment or collection thereof (except United Kingdom stamp duty, except to the extent that it is recoverable as if it were an amount of stamp duty reserve tax).
"Taxing Authority"	as defined in the term "Tax or Taxes."
"Tax Return"	means any return (including any information return), report, statement, schedule or attachment thereto, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, including any amendments thereof, any Taxing Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
"Third Party Claim"	as defined in Section 9.03(a) of the Agreement.
"Title Company"	as defined in Section 4.12(a) of the Agreement.
"Trade Secrets"	means, collectively, trade secrets and confidential business information (including ideas, formulae, compositions, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans,

	proposals and technical data, financial, marketing and business data, customer and supplier data, pricing and cost information).
"Transferring Employees"	as defined in Section 8.01(g) of the Agreement.
"Transition Services Agreement"	as defined in Section 2.03 of the Agreement.
"UK Accounts Payable"	means all liabilities and payment obligations of the UK Company arising before, on or as of the Closing that constitute trade account payables to the extent reflected in the Closing Balance Sheet.
"UK Accrued Expenses"	means all accrued expenses of the UK Company arising before, on or as of the Closing to the extent reflected in the Closing Balance Sheet.
"UK Benefit Plan"	as defined in Section 3.03(h)(i) of the Agreement.
"UK Company"	means ARC UK Limited, a private limited company incorporated under the laws of England and Wales.
"UK Employees"	means any employee or director of the UK Company.
"UK Fixed Assets"	means the machinery, equipment, tooling and other fixed assets owned by the UK Company that are used or held for use in the operation of the Business.
"UK Inventory"	means the inventory owned by the UK Company at the Closing that is used or held for use in the operation of the Business as reflected in the Closing Balance Sheet.
"UK Local Agreement"	as defined in Section 2.10 of the Agreement.
"UK Loss Contract Reserves"	means all reserves for potential losses under any commercial contract or Government Contract of the UK Company.
"UK Non-Current Liabilities"	means all liabilities and obligations of the UK Company to the extent reflected in the Closing Balance Sheet, arising before, on or as of the Closing that constitute non-current liabilities.

"UK Pension Scheme"	means the ARC UK Group Personal Pension Plan provided by Clerical Medical.
"UK Policies"	as defined in Section 3.02(u) of the Agreement.
"UK Prepaids"	means the prepaid expenses, advance payments, deposits, surety accounts, key man life insurance policies and similar assets of the UK Company to the extent relating to the Business and reflected in the Closing Balance Sheet.
"UK Product Claims"	means all liabilities and obligations in respect of claims brought or made against the UK Company and/or Purchaser or Purchaser's Affiliates by or on behalf of any Person pertaining to the repair, replacement or repurchase of products, including any program generally to recall or replace all of a specific product, pursuant to any express or implied warranties, statute or otherwise with respect to products that (i) were sold by the Business on or prior to the Closing Date, or (ii) are either sold by the Business after the Closing or are included in the UK Inventory on the Closing Date.
"UK Receivables"	means the trade accounts receivable of the UK Company due from customers or clients of the Business including unbilled receivables, to the extent reflected in the Closing Balance Sheet, but excluding any Intercompany Accounts.
"UK Shares"	means all of the issued and outstanding share capital of the UK Company.
"UK Taxes"	means any liability for Taxes of the UK Company arising in respect of any event or omission occurring or deemed to occur for tax purposes on or prior to Closing.
"Violation"	as defined in Section 3.01(e) of the Agreement.
"Warwick"	means Warwick International Group Limited.
"Welfare Plan"	means any employee welfare benefit plans as defined in ERISA Section 3(1).